March 15, 2011

Kenya Gumbs, Staff Accountant
U.S. Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

               Re:    ColorStars Group (the “Company”)
                         Amendment No. 5 to Form 10-12G/A
                         Filed February 14, 2011
                         File No. 000-54107

Dear Ms. Gumbs:

     On behalf of the Company, we are responding to the telephone comments received, on February 22, 2011, from Ms. Kenya Gumbs of the Securities and Exchange Commission (the “Commission”) in regards to the above referenced Amendment No. 5 to Form 10-12G/A (“Amendment No. 5”) filed with the Commission on February 14, 2011.

     We have provided a copy of Amendment No. 6 to Form 10-12G/A (“Amendment No. 6”), clean and marked to show changes from Amendment No. 5, along with this response letter for your review. For your convenience, we have provided a summary of each comment received from Ms. Gumbs immediately prior to our responses below.

Financial Information, pages 21-24

Liquidity and Capital Resources

1. The dollar amounts provided in the table disclosures on pages 21 and 22 of Amendment No. 5 do not correspond to the dollar amounts provided in the financial statements for the same items. As such, the Commission has asked that the Company amend Amendment No. 5 so that the numbers provided in the tables in this section are consistent with the financial statements. If there is a reason why the numbers in the tables and the financial statements are not consistent with one another, the Commission has asked that the Company provide a detailed narrative discussing the same.

Response: In Amendment No. 6, on pages 21 and 22, the Company has revised the table disclosures so that the numbers provided in the tables are consistent with the financial statements.

2. The Commission notes the Company’s response to Comment #2 in their last comment letter dated January 20, 2011. However, on page 24 of Amendment No. 5, the Commission does not understand certain aspects of the disclosure provided with respect to the Company’s net cash (used in) operating expenses during the nine months ended September 30, 2010. Specifically, the Commission wants the Company to provide an explanation of how the increase in cash flow used in operating activities during the nine months ended September 30, 2010 was attributable to an overall increase of sales. Further, the Company states in Amendment No. 5 that items such as accounts payable increased during this time; however, according to the financial statements, these items appear to have actually decreased. As such, the Commission wants the Company to reconcile the disclosure provided in this section with that of the financial statements.

Response: In Amendment No. 6, on page 24, the Company has completely revised their disclosure regarding the Company’s net cash (used in) operating expenses during the nine months ended September 30, 2010 to address the concerns of the Commission in this Comment #2.

     Please find attached as Exhibit “A” hereto the Company’s letter to the Commission providing the requested Tandy representations.

     If you have any questions regarding our changes in accordance with the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

                                                                                     Very truly yours,

                                                                                      JOYCE, THRASHER, KAISER & LISS, LLC

                                                                                       /s/ H. Grady Thrasher, IV

                                                                                       H. Grady Thrasher, IV

Exhibit “A”

March 15, 2011

Kenya Gumbs, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

                                    Re:   ColorStars Group (the “Company”)
                                             Amendment No. 5 to Form 10-12G/A
                                             Filed February 14, 2011
                                             File No. 000-54107

Dear Ms. Gumbs:

     In connection with the letter filed by our securities counsel on March 15, 2011 to Ms. Kenya Gumbs of the Securities and Exchange Commission (the “Commission”) in response to the telephone comments received from Ms. Gumbs on February 22, 2011, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Amendment No. 6 to Form 10-12G/A;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                                    Sincerely,

                                                                                                    ColorStars Group

                                                                                                     /s/ Wei-Rur Chen

                                                                                                     Wei-Rur Chen
                                                                                                     President & CEO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Amendment No. ~~5~~6 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) of (g) of The Securities Exchange Act of 1934

COLORSTARS GROUP

(Exact name of registrant as specified in its charter)

Nevada	06-1766282
(State or other jurisdiction or of incorporation or organization)	(I.R.S. Employer Identification No.)
10F, No. 566 Jung Jeng Rd. Sindian City, Taipei County 231 Taiwan, R. O.C.	N/A
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (989) 509-5924

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered None None None Securities to be registered pursuant to Section 12(g) of the Act:	Name of each exchange on which each class is to be registered

Common Stock, par value $0.001 per share
                                                                                                                                 (Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if small reporting company)	Smaller reporting company [ X ]

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10 to register our common stock, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise noted, references in this registration statement to "ColorStars," the "Company," "we," "our" or "us" means ColorStars Group.

FORWARD LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts. These "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under Risk Factors." Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

		TABLE OF CONTENTS
Item Number and Caption			Page
1	.	Description of Business	4
1	A.	Risk Factors	15
2	.	Financial Information	20
3	.	Properties	35
4	.	Security Ownership of Certain Beneficial Owners and Management	35
5	.	Directors, Executive Officers, Promoters and Control Persons	36
6	.	Executive Compensation	37
7	.	Certain Relationships and Related Transactions	38
8	.	Legal Proceedings	39
9	.	Market Price of and Dividends on the Registrant’s Common Equity
		And Related Stockholder Matters	39
10	.	Recent Sales of Unregistered Securities	40
11	.	Description of Registrant’s Securities to be Registered	42
12	.	Indemnification of Directors and Officers	42
13	.	Financial Statements	44
14	.	Changes in and Disagreements with Accountants on Accounting and
		Financial Disclosure	44
15	.	Index to Exhibits	44
16	.	Signatures	45

Item 1.    Description of Business.

(a)	Business Development.

     We were initially incorporated in the Province of Ontario, Canada on January 21, 2005. On November 3, 2005, we converted to a Nevada corporation.

     On July 24, 2005, we entered into an acquisition agreement with ColorStars, Inc., a Taiwanese corporation (“ColorStars Taiwan”), pursuant to which, on February 14, 2006, the shareholders of ColorStars Taiwan were issued shares of our Company in exchange for their shares of ColorStars Taiwan. This resulted in ColorStars Taiwan becoming a wholly owned subsidiary of the Company. Specifically, for each share of common stock outstanding of ColorStars Taiwan (1,500,000 shares of ColorStars Taiwan were issued and outstanding at such time), 20 shares of our common stock were issued in exchange for each such share (the aggregate of 30,000,000 shares of our common stock).

(b)	Recent Transactions.

     On March 20, 2009, ColorStars Taiwan acquired 50.40% of the outstanding common shares of Fin-Core Corporation, a Taiwanese corporation (“Fin-Core”) for a cash consideration of US $468,262.00. This resulted in Fin-Core becoming a subsidiary of us. The purchase price for the common shares of Fin-Core was determined through private negotiations between the parties and was not based upon any specific criteria of value. Fin-Core is principally engaged in the design and manufacturing of thermal management devices, the design and manufacturing of electrical and lighting devices and trade, and the import and export of electrical and lighting devices.

     On July 7, 2010, ColorStars Taiwan sold 30.4% of its common shares of Fin-Core to Meiloon Industrial Co., Ltd., a publicly traded company on the Taiwan Stock Exchange, for a cash offering of US $427,500.00. As a result of this transaction, ColorStars Taiwan now owns only 20% of the outstanding common shares of Fin-Core.

     On August 5, 2009, ColorStars Taiwan acquired a 51% equity interest in Jun Yee Industrial Co., Ltd., a Taiwanese corporation (“Jun Yee”) for a cash consideration of US $536,000.00. The purchase price for the equity interest in Jun Yee was determined through private negotiations between the parties and was not based upon any specific criteria of value. Upon acquiring the equity interest, Jun Yee became a subsidiary of ours. The principal activity of Jun Yee is the manufacturing of LED light.

     On November 26, 2010, ColorStars Taiwan entered into two related stock purchase agreements whereby ColorStars Taiwan sold all of its shares of Jun Yee common stock to Mr. Ming-Chun Tung and Ms. Ming-Fong Tung. Pursuant to the stock purchase agreement entered into with Mr. Ming-Chun Tung, ColorStars Taiwan sold 265,000 shares of its Jun Yee common stock to Mr. Ming-Chun Tung at a price per share of NTD $23.00 (USD $0.76) for a total purchase price of NTD $6,095,000.00 (USD $200,427.00). Furthermore, pursuant to the stock purchase agreement entered into with Ms. Ming-Fong Tung, ColorStars Taiwan sold 500,000 shares of its Jun Yee common stock to Ms. Ming-Fong Tung at a price per share of NTD $23.00 (USD $0.76) for a total purchase price of NTD $11,500,000.00 (USD $378,165.00). As a result of the transactions consummated above, Jun Yee is no longer our subsidiary.

(c) Business of Issuer.

Overview

     We are a vertically integrated lighting company that develops light emitting diodes (“LED”) based lighting products for general consumer applications as well as LED lighting products for professional lighting installations.

     Our LED lighting application development activity ranges from LED packaging to optical lens and heat management, from retrofit LED lamps and bulbs to lighting fixtures designed for general and special lighting applications.

Our website can be found at www.colorstars.com.

Products

Our current products include the following:

1. Light Sources: BOBBY™ Series

     The BOBBY™ Series LED lamps are retrofit lamps using the patented Fin-Core™ aluminum housing. Included in this series are the BOBBY™-AR111-WHT lamps, the BOBBY™-MR16-WHT lamps, the BOBBY™-E26-WHT lamps, the BOBBY™-E27-WHT lamps, the BOBBY™-GU10-WHT lamps, the BOBBY™-PAR30-WHT lamps and the BOBBY™-PAR38-WHT lamps. The operating life of the LEDs is estimated to be 70% of lumen maintenance after 35,000 hours.

  BOBBY™-AR111X-WHT-W lamps: This is a 15 watt LED AR111 lamp with an external driver (750mA, 15W) for new fixtures. It has 6 high-power LEDs with a lumen output of 750 lumens. It is available with 25°, 40° or 60º beam angles (only available in warm white).
  BOBBY™-AR111-WHT-W lamps: This is a retrofit 12 watt LED AR111 lamp with a built-in driver. It is for existing AR111 fixtures. It has 6 high-power LEDs with a lumen output of 600 lumens.
  It is available with 25°, 40° or 60 º beam angles (only available in warm white) (an optional 12VDC power supply or 12VAC transformer is required).
  BOBBY™-MR16-WHT lamps: The BOBBY™-MR16-WHT lamps are 5W high-power retrofit MR16 lamps with a GU5.3 base and available in warm white (3000~3300k) and daylight white (5500~6000k). The 15° beam angle lamp has a lumen output of 150~180 lumens and the lamps with 40° and 60° beam angles have a lumen output of between 220~280 lumens. A dimmable version of the BOBBY™-mr16-WHT is now available. The dimmable model can work with standard TRIAC and LUTRON dimmes.
  BOBBY™-E26-WHT, BOBBY™-E27-WHT and BOBBY™-GU10-WHT lamps: These 6.3 watt retrofit lamps with an E26, E27 base and a GU10 base have a high lumen output of 260 lumens for warm white (2850~3050k) and 300 lumens for daylight white (5650~6300k). They are available with a 60° beam angle.
  BOBBY™-PAR30-WHT lamps: BOBBY™-PAR30-WHT lamps with an E27 or E26 base, are produced in two models. One model is an 8.5 watt lamp with SMD-type LEDs (63 chips) and a beam angle of 130°. The second model is an 11 watt lamp with 6 high-power LEDs and beam angles of either 25°, 40° and 60º. The lamps have a lumen output of 400 lumens (warm white) and 480 lumens (daylight white). They are available in warm white (3000~3300k) and daylight white (5500~6000k).
  BOBBY™-PAR38-WHT-160: The BOBBY™-PAR38-WHT-160 is a 15 watt lamp with an E27 or E26 base, SMD-type LEDs (196 chips) and a beam angle of 160°. It has a lumen output of 800 lumens (warm white) and 1,000 lumens (daylight white). It is available in warm white (3000~3300k) and daylight white (5500~6000k).
  BOBBY™-PAR38-WHT-25: The BOBBY™-PAR38-WHT-25 is a 16 watt lamp with an E27 or E26 base, 9 high-power LEDs and a beam angle of 25°. It has a lumen output of 540 lumens (warm white) and 620 lumens (daylight white). It is available in warm white (3000~3300k) and daylight white (5500~6000k).

2.	Light Sources: TRISTAR™ Series

     The TRISTAR® Series LED lamps are retrofit lamps available in 9 single colors and white (cool white, daylight white and warm white). The TRISTAR® white lamps have a lumen output of 300~350 lumens. The V series lamps TRISTAR® white lamps are dimmable lamps with an IR receiver. The TRISTAR®-IR1627 Remote Controller (or a line switch) can be used to dim the lamps using the controller's four light intensity keys (25%, 50%, 75% or 100% brightness).

     The TRISTAR® Series LED lamps have an estimated operating life of 70% lumen maintenance after 35,000 hours.

  TRISTAR® Series Single-Color LED Lamps: The high-power 5-watt single-color LED lamps are available with an E14, E17, E26, E27, GU10 or MR16 base and 9 single colors (red, green, blue, amber, cyan, light blue, grass green, magenta and purple).
  TRISTAR® Series White Lamps: High-power, 5-watt, retrofit white LED lamps are available in warm white (2900k ±100k), daylight white (5500k) and cool white (6500k) and E14, E17, E26, E27, GU10 and MR16 bases. Lumen output ranges from 185~210 lumens.
  TRISTAR® Series Dimmable White Lamps: The V series TRISTAR® white lamps come with an IR receiver that allows them to have a four-step dimming function. 25%, 50%, 75% or 100% brightness levels can be set using the four light intensity keys of a TRISTAR®-IR1627 Remote Controller.
  TRISTAR®-R3-WHITE: This is a 5-watt high-power retrofit LED MR16 lamp with a GU5.3 base. It is available in warm white (3100k), daylight white (5500k) and cool white (6500k) and a lumen output of 150~180 lumens. The lens model has a beam angle of 38.9° and the non-lens model has a beam angle of 47.5°.
  TRISTAR®-R4-WHITE: This is a newly launched 6-watt high-power retrofit LED MR16 lamp with a GU5.3 base. It is available in warm white (3100k), daylight white (5500k) and cool white (6500k) and a lumen output of 280~300 lumens. The lens model has a beam angle of 38.9° and the non-lens model has a beam angle of 47.5°.
3.	Light Sources: Other
AQUA™-WHT Series: The AQUA™ -WHT Series are lamps with an IP68 rating for underwater applications. The AQUA™-WHT-60 is a 24V, 60-watt, IP68 rated lamp suitable for pool lighting.
This 90mm (dia.) x 120 mm (H) lamp has a 60° beam angle and a lumen output of 4,200~4,800 lumens. The AQUA™-WHT-30 is a 12V, 30-watt, IP68 rated lamp suitable for pool lighting. This 63.5mm (dia.) x 95 mm (H) lamp has a 60° beam angle and a lumen output of 2,100~2,400 lumens. The AQUA™-WHT-15 is a `12V, 15-watt, IP68 rated lamp suitable for pool lighting. This 50mm (dia.) x 65mm (H) lamp has a 60° beam angle and a lumen output of 1,050~1,200 lumens. Color temperatures available are warm white (3300K ±100K) and daylight white (5500K ±250K). The lamps come with a 5-meter cable and mounting brackets.
EZSTAR™-Single-Color LED Modules: EZSTAR™-Single-Color LED modules are suitable for cabinet, accent and cove lighting and are available red, green, blue and amber, plus warm white (2900k ±100k) and daylight white (550k), and in lengths of 5 cm, 15 cm and 30 cm. EZSTAR™--WHT waterproof models with an IP67 protection rating are available.
LUXMAN™-12 and LUXMAN™-36 Commercial Flood Lights: The 30-watt LUXMAN™-12 commercial flood light has 12 x 2.5-watt LEDs and a lumen output of 1,680 lumens. The 90-watt LUXMAN™-36 has 36 x 2.5-watt LEDs and a lumen output of 5,040 lumens. These products are suitable for gas station, parking lot, entryway or lobby lighting.

  LUXMAN™- Wall Washer Series. LUXMAN™ Wall Washers with an IP67 rating are now available in both white and RGB. Models include the 30-watt LUXMAN™-12-WHT (1,680 lumens), the 60-watt LUXMAN™-16-WHT (2,240 lumens), the LUXMAN™-24-WHT (3,360 lumens) and the LUXMAN™-36-WHT (5,040 lumens). Also available is the 30-watt LUXMAN™-RGB.
  LUXMAN™-HB Series High Bay Lights: This series of LED high bay lights are for auditorium, factory or warehouse lighting. Models include the LUXMAN™-HB-100 (100 watts; 5,600 lumens), the LUXMAN™-HB-150 (150 watts; 8,400 lumens) and the LUXMAN™-HB-180 (180 watts; 10,080 lumens).
  LUXMAN™-SL Series Street Lights: The LUXMAN™-SL Series LED Street Lights are IP67 rated and provide lighting for streets, alleys, courtyards, parks and walkways. Ten models are available: the LUXMAN™-SL-3x4 (30 watts; 1,680 lumens), LUXMAN™-SL-3x5 (37 watts; 2,100 lumens), LUXMAN™-SL-3x6 (45 watts; 2,540 lumens), LUXMAN™-SL-3x7 (52 watts; 2,940 lumens), LUXMAN™-SL-6x3 (45 watts; 2,520 lumens), LUXMAN™-SL-6x4 (60 watts; 3,360 lumens), LUXMAN™-SL-6x6 (90 watts; 5.040 lumens), LUXMAN™-SL-6x8 (120 watts; 6,720 lumens), LUXMAN™-SL-6x10 (150 watts; 8,400 lumens) and LUXMAN™-SL-6x12 (180 watts; 10,080 lumens).
  STARSTREAM™ Single-Color Light Strips: The STARSTREAM™ Single-Color light strip is a 24VDC flexible strip available in warm white (3000k) and daylight white (5000k), red, green, blue and amber. The maximum usable length of the single-color light strips is 30 meters.
  STARSTREAM™-24-E Single-Color Light Strips: The STARSTREAM™-E Single-Color light strip is a 24VDC flexible strip with the SMD-type LEDs along the 6mm edge of the light strip instead of on the 12mm face as with the standard STARSTREAM-24 single-color light strips. Each meter has 35 LEDs with a power consumption of 2.4 watts. They are available in warm white (3000k) and daylight white (5000k), red, green, blue and amber. The maximum usable length of the single-color light strips is 30 meters.
  STARSTRIP™-24 Single-Color Light Strips: The STARSTRIP™-24-WHT light strips are 24V light strips with 16 x SMD single-color LED in each 30 cm length of rigid aluminum alloy. Each 30 cm of length has 5 watts of power consumption and a lumen output of 180 lumens. They are available in warm white (3300k) and daylight white (5000k). They are available in lengths of 33.6, 63.6, 93.6 and 123.6 cm. Waterproof models with an IP67 protection rating are also now available.
  T5™. The T5™ is a 24V strip light 58 cm in length with 21 LEDs x 0.4W for a total of 8.4 watts. Available in both warm white (3000k) and daylight white (6000k), the T5™ is ideal for office lighting, cabinet lighting or other small area lighting. Up to four T5™ light strips can be connected together.
  TB60™ Series Light Panels: High brightness T-bar 60x60 LED ceiling light panels are suitable for hotel, conference room, office, factory or other commercial lighting locations. The TB60™-40-WHT is a 40-watt ceiling light panel with 196 x 0.2W SMD LEDs and a lumen output of 1,900 lumens (Typ.) for warm white and 2,300 lumens (Typ.) for cool white. The TB60™-60-WHT is a 60-watt ceiling light panel with 280 x 0.2W SMD LEDs and a lumen output of 2,700 lumens (Typ.) for warm white and 3,300 lumens (Typ. ) for cool white. The TB60™-80-WHT is an 80-watt light panel with 168 x 0.4W SMD LEDs and a lumen output of 4,000 lumnes (Typ.) for warm white and 5,000 lumens (Typ.) for cool white. Dimmable ceiling light panel models are available with a VR rotary dial dimmer and a remote control dimmer for 0~100% dimming. The light panels are available in warm white (3000~3500k) and cool white (6000~6500k).

The TB60™ Series of LED ceiling panels are also now available with a diffusion panel.

ZZ-BRIGHT™-WHT Channel Letter LEDs: ZZ-BRIGHT™ channel-letter LEDs are suitable for tube lights, box signage, 3D letters, decoration lighting and indirect lighting. The ZZ-BRIGHT™-215- WHT has 2 high-brightness SMD-type LEDs on each PCB and the ZZ-BRIGHT™-415-WHT has 4 high-brightness SMD-type LEDs on each PCB. Both models have a constant current regulating IC to provide the same level of brightness, protect against power surges and extend the lifetime of the LEDs.
The PCBs have a water resistant coating that prevents water from entering the PCB and causing corrosion. They are available in warm white (3200k), daylight white (4000k) and cool white (6500k), as well as red, blue, green and amber.
4.	Luminaires
JEDSTAR™ Series: The JEDSTAR™ Series of luminaires are linear lamps with high power 1-watt CREE Xlamps. The JEDSTAR™-MR10-WHT is 10cm with 3 x 1-watt LEDs and an MR plug. The
JEDSTAR™-CB12-WHT is 12cm with 3 x 1-watt LEDs and the JEDSTAR™-CB24-WHT is 24cm with 6 x 1-watt LEDs. The JEDSTAR™-CB12-WHT and JEDSTAR™-CB24-WHT luminaires are mounted with mounting clips. They are suitable for cabinet lighting, aircraft lighting or yacht lighting.

Manufacturers

     We design and develop our LED lighting products using our own engineers and out-sourcing the manufacturing to vendors of different disciplines. These various vendors are all located in Taiwan. In order to secure a long-term supply and strategic partnership, we also make substantial investments or acquire equity in these vendors as well. We have made investments in manufacturers through our wholly owned subsidiary, ColorStars Taiwan. The manufacturers we are currently invested in are Anteya Technology Corporation, a Taiwanese corporation (“Anteya”) and Fin-Core. Furthermore, we also utilize Jun Yee as a contract manufacturer to manufacture certain products of ours. As described in further detail in the Recent Transactions paragraph under the Description of Business section, we no longer own any equity interest in Jun Yee. We have not entered into a written agreement for the manufacturing of our products with any of these manufacturers.

     Since 2004, we have owned 20% of the outstanding common shares of Anteya. Anteya provides the OEM service to us for the TRISTAR, EZSTAR, R4, LUXMAN, and HB series of product lines. Anteya is an important strategic manufacturer for us as we rely upon Anteya for its expertise of LED packaging, electronic engineering and software design.

     As described in further detail in the Recent Transactions paragraph under the Description of Business section, we own 20% of the outstanding common shares of Fin-Core. Fin-Core produces the BOBBY series of LED lamps for us. Additionally, Fin-Core develops high quality thermal management technology which is an integral part of LED lighting applications.

     While we do not own any equity interest in Jun Yee, Jun Yee currently serves as an important contract manufacturer for us. Jun Yee produces the T5, TB, ZZ-BRITE, JEDSTAR and STARSTRIP series of LED lamps for us. Jun Yee provides a strategic advantage to us as Jun Yee’s manufacturing plants have state of the art surface mount device machines, testing labs, burn-in chambers, and complete assembly lines which allows for Jun-Yee to effectively and efficiently produce LED lighting products.

     We are highly dependent upon the above mentioned manufacturers to produce our LED lighting products. If production at any one of our manufacturers’ manufacturing plants is disrupted for any number of reasons, manufacturing yields may be adversely affected and we may be unable to meet our customer’s requirements. Consequently, our customers may purchase LED lighting products from our competitors. This could result in significant loss of revenues and damage to our customer relationships, which could have a material adverse affect on our business, results of operations, and financial condition.

Distributors and Suppliers

     We grant a small number of certain distributors the right in defined territories to distribute our products. We have not entered into any written agreements with these distributors. As such, if our distributors are not adequately performing, we have the option to terminate our relationship at any time with them. Our distributors could also discontinue marketing and distributing our products with little or no notice. If our distributors were to discontinue marketing and distributing our products for any reason, we believe that, due to an abundance of distributors in the LED lighting product sector, we could find an alternative distributor within a short duration of time; however, until we locate another distributor, our business and results of operations could be adversely impacted.

     We are not dependent on, nor expect to become dependent on, any one or a limited number of suppliers for essential raw materials or other items. Our manufacturing operations, which are outsourced to various companies, are located in Taiwan where there is an extensive infrastructure of companies supplying raw materials to the LED lighting industry.

Customers

     We sell our products primarily to professional wholesale lighting distribution companies, some of whom are companies with many years of experience distributing traditional lighting products and some of whom are strictly distributors of LED lighting products and have fewer years of experience. We also distribute our LED lighting to lighting engineers engaged in specific lighting projects. We do not sell our products directly to end-users.

Product Research and Development

     We are engaged in the research and development of a variety of products to extend our lines of consumer and professional lighting products. Among these products are A19 LED light bulbs, LED down light fixtures, and LED spot lights for commercial and residential applications. During the past two fiscal years, we spent approximately $33,349 in 2008 and $56,167 in 2009 on research and development.

Competition

     We sell our products globally primarily to lighting distributors selling LED lamps and lighting fixtures for commercial lighting. As illustrated in the Next Generation Lighting Industry Alliance (“NGLIA”) report, we expect this market to grow rapidly, especially as incandescent and fluorescent lamps are replaced by LEDs in commercial lighting because of energy savings, greater design flexibility, the elimination of pollutants, greater ruggedness, longer lifetimes and lack of catastrophic failures.

     According to the NGLIA, an industry consortium involved in solid-state-lighting (“SSL”) working in cooperation with the United States Department of Energy (“DOE”), the size of the domestic market for lamps (light bulbs), ballasts, lighting fixtures, and lighting controls is about $12 billion. Globally, this market is about $40 billion.

     According to the NGLIA, the total electrical energy used for lighting equals the output of about 100 large power plants (More than 3X this amount is needed to produce the electricity). The cost of this electricity is about $55 billion (2003).

     The NGLIA also notes that, incandescent lamps, by far are the least efficient of the common lamp types, consume electrical energy equal to the output of more than 40 large power plants (according to the NGLIA website at www.nglia.org/documents/SSL-Benefits.pdf). According to the DOE, lighting accounts for 8% of all energy consumption in the United States and 22% of electricity nationwide. LEDs have the potential to reach 200 lm/W, compared to the efficacies of incandescent lamps at 15 lm/W and fluorescent tubes at 90 lm/W. If solid-state lighting replaced all existing lights, the DOE estimates customer savings of $115 billion by 2025 and a 10% reduction in greenhouse emission gases (according to the NGLIA website at www.nglia.org/about.html).

     The NGLIA believes that the energy saving prospect for the use of SSL systems is significant. They estimate that when SSL reaches certain efficiencies, the U.S. will save annually the output of about 30 large power plants, or about 6-7% of our country’s total electrical energy usage. This will result in a savings of $17 billion in annual electrical costs (at 2003 rates). They also note that the accompanying environmental benefits are substantial, and include a reduction in carbon dioxide emissions of 155 million tons, and about a million tons in combined nitrous oxides and sulfur dioxide (according to the NGLIA website at www.nglia.org/documents/SSL-Benefits.pdf).

     Competition in the market in which we sell our products is primarily based on price and the frequent introduction of new products to the market using the latest available technology. Our outsourced manufacturing operations in Taiwan, as well as the location of our research and development staff in Taiwan, allows us to take full advantage of a well-developed infrastructure of high-technology companies and well-trained engineers in the SSL industry.

     Our principal competitors are Nexxus Lighting (NEXS) and Lighting Science Group (LSCG.PK) in U.S.A., Philips (PHG), and Osram in Europe, and Toshiba, and Panasonic in Japan. We also expect increased competition from major traditional lighting companies such as General Electric (GE), Westinghouse, and Acuity Brands (AYI) who have or are developing LED lighting products.

     We believe that we can compete successfully with our competitors because of lower manufacturing costs and the close proximity of our research and development operations to one of the world's most advanced high-tech centers – Taipei – Hsinchu, Taiwan - which offers a supply of highly-trained engineers and the latest in SSL technology.

Strategy

Our primary objective is to:

     (i) continue to expand our product line by utilizing our strong research and development capabilities to add new lighting options to our current product range that includes low cost and/or low energy lighting for commercial and residential lighting applications. Among these products are a series of LED bulbs for the direct replacement of incandescent bulbs or compact fluorescent lamps (“CFL”). These LED bulbs range from 5 watts to 12 watts and will directly replace 35~60-watt incandescent bulbs or 10~25 watt CFL lamps.

     (ii) continue to expand our distribution channels in both existing and new markets internationally by utilizing both direct and indirect sales organizations. We believe that our utilization of Fin-Core and June Yee as contract manufacturers will not only strengthen and broaden the Company’s product offerings but will also help with our expansion in the US market. We believe, based on our market research, that there is a high demand for commercial and advertising LED lighting products in the U.S. markets. As Fin-Core and Jun Yee manufacture commercial and advertising LED lighting products, we consequently believe that our relationship with these companies will help with our expansion into this market.

     Favorable factors that will enhance our marketing position and increase revenues are the continuing trends of price reductions of LED chips and the technological improvements in the increased lumen output of LEDs. Both factors will increase the speed in which LED lights are adopted in both commercial and residential lighting.

Intellectual Property

(a)	Patents.

     We have been issued patents for “high power LED color bulb with infrared remote function” in Taiwan, UK, Germany, France, and the USA. This patent covers the technology in the TriStar series of RGB lamp. At this point in time, we have not been issued any patents for the BOBBY series of lamps.

     The percentage of revenue generated by sales of the TRISTAR and BOBBY series of lamps for fiscal year 2009 is summarized below:

Year	% of Revenue for Sales of TRISTAR Lamps	% of Revenue for Sales of BOBBY Lamps
2009	20.85%	26.70%

     We have just filed a total of 7 different patents in Taiwan as a result of our recent development of the A19 LED lamps for the replacement of the traditional incandescent light bulbs. We will then file some or all of these patents with the patent offices in the USA, EU, and other countries within a certain period of time after we gain more confidence that these patents would be awarded to us.

(b)	Trademarks and Service Marks.

     We use the trademarks “ColorStars" and "TriStar" which are registered trademarks in various countries worldwide. All trademarks, service marks and copyright registrations associated with the business are registered in the name ColorStars Group and expire over various periods of time. We intend to vigorously defend against infringements of our trademarks, service marks and copyrights.

Government Regulations and Standards

     The largest segment of the lighting industry consists of incandescent light bulbs. Governments, throughout the world, have passed measures to phase out incandescent light bulbs. In some jurisdictions, this has been done through legislation, while others, through voluntary measures. The aim is to encourage the use of more energy efficient lighting alternatives such as the CFL and the LED lamps.

     CFLs, like all fluorescent lamps contain small amounts of mercury as vapor inside the glass tubing. This does have an element of environmental concern and although it does not pose any significant health risk to exposed adults or children, there has been some worry within the lighting industry with respect to this matter. We claim our overall compliance costs to not be material and are similar to our competitors. Because our products are designed to meet energy efficiency targets greater than are now in effect in our markets, we expect tighter environmental and energy regulations to increase demand for our products. However, new or altered certification programs could delay our ability to sell our products in certain markets.

Regional developments across the world are as follows:

United States

State Legislation

     California will phase out the use of incandescent bulbs by 2018 as part of a bill by California State Assembly member Jared Huffman (D-Santa Rosa) that was signed by California Governor Arnold Schwarzenegger on October 12, 2007. The bill aims to establish a minimum standard of twenty-five lumens per watt by 2013 and sixty lumens per watt by 2018.

     Connecticut legislation was proposed by state Representative Mary M. Mushinsky (D-Wallingford) encouraging the use of energy efficient lighting sources.

     New Jersey Assemblyman Larry Chatzidakis introduced a bill on February 8, 2007 that calls for the state to switch to fluorescent lighting in government buildings over the next three years. Mr. Chatzidakis said, "The light bulb was invented a long time ago and a lot of things have changed since then. I obviously respect the memory of Thomas Edison, but what we're looking at here is using less energy.”

Federal Legislation

     Many of these state efforts became moot when the federal government enacted the Energy Independence and Security Act of 2007 in December 2007, requiring all general-purpose light bulbs that produce 310–2600 lumens of light be 30% more energy efficient (similar to current halogen lamps) than current incandescent bulbs beginning in 2012 and continuing through 2014. The efficiency standards will start with 100-watt bulbs in January 2012 and end with 40-watt bulbs in January 2014.

     Bulbs outside this range, that is, light bulbs historically less than 40 Watts or more than 150 Watts are exempt from the restrictions. Also exempt are several classes of specialty lights including appliance lamps, "rough service" bulbs, 3-way, colored lamps, and plant lights.

     By 2020, a second tier of restrictions would become effective; which requires all general-purpose bulbs to produce at least 45 lumens per watt (similar to current CFLs). Exempt from the Act are reflector "flood", 3-way, candelabra, colored, and other specialty bulbs.

Americas

Argentina

     In Argentina, selling and importing incandescent light bulbs will be forbidden starting December 31, 2010.

Canada

     In April 2007, Ontario's Minister of Energy, Dwight Duncan, announced the provincial government's intention to ban the sale of incandescent light bulbs by 2012.

     The provincial government of Nova Scotia stated in February 2007 that it would like to move towards banning incandescent light bulbs in the province.

     Federal Environment Minister, John Baird, announced in April 2007 a plan to ban the sale of inefficient light bulbs by 2012. According to Mr. Baird, Canada will save $3 to $4 billion Canadian dollars over the lifetime of the new bulbs.

Cuba

     Cuba exchanged all incandescent light bulbs for CFLs and banned the sale and import of them in 2005.

Venezuela

Venezuela phased out incandescent light bulbs in 2005.

Asia

Philippines

     In February 2008, during her closing remarks at the Philippine Energy Summit, President Gloria Macapagal Arroyo called for a ban of incandescent light bulbs by 2010 in favor of more energy-efficient fluorescent globes to help cut greenhouse gas emissions and household costs. If passed, the country will be the first in Asia to ban incandescent bulbs.

Europe

     Switzerland banned the sale of all light bulbs of the Energy Efficiency Class F and G, which affects a few types of incandescent light bulbs. Most normal light bulbs are of Energy Efficiency Class E, and the Swiss regulation has exceptions for various kinds of special-purpose and decorative bulbs.

     The Irish government was the first European Union (EU) member state to ban the sale of incandescent light bulbs. It was later announced that all member states of the EU agreed to ban incandescent light bulbs by 2012.

     The initial Europe wide ban only applies to 'non-directional' light bulbs, so it does not affect any bulbs with reflective surfaces (eg. spotlights or halogen down lighters). Bulbs will be banned in a phased approach. The first types of bulbs to be banned are non-clear (frosted) bulbs; these will be banned completely by September 2009. Also, in September 2009, clear bulbs over 100W must be made of more efficient types. This limit will be moved down to lower wattages, and the efficiency levels raised by the end of 2012. Also, the EU has given the target of 2016 to phase out Halogen bulbs, and any bulb available for purchase after the 2016 date must have at least a 'B' energy rating. The Finnish parliament has been discussing banning sales of incandescent light bulbs beginning in 2011.

The UK government announced in 2007 that incandescent bulbs would be phased out by 2011.

Russia

     On October 8, 2009, Russian Economy Minister Elvira Nabiullina said that the government would ban the production and sale of all types of incandescent bulbs by 2014.

Oceania

Australia

     In February 2007, Australia enacted a law that will ban most sales of incandescent light bulbs by 2010. The Australian Federal Government announced minimum energy performance standards (“MEPS”) for lighting products. The new minimum standard efficiency level is 15 lumens per watt (lm/W). In November 2008 the importation of non-compliant lighting (which includes some incandescent globes) into Australia was banned, and in November 2009, the retail sale of non-compliant lighting was banned. According to the current proposal all regular light bulbs and some other kinds of light bulbs sold from October 2009 has to meet the new minimum energy performance standards. Incandescent light bulbs that meet the new standards, for example, high efficiency halogen bulbs, will continue to be available.

     It is estimated that greenhouse gas emissions will be cut by 800,000 tonnes (Australia's current emission total is 564.7 million tonnes), a reduction of approximately 0.14%.

There have been some initiatives to encourage people to switch to compact fluorescent lamps.

New Zealand

     In February 2007, then Climate Change Minister David Parker announced a similar proposal to the one in Australia, except that importation for personal use would have been allowed. However, the proposed ban was scrapped by the new government in December 2008 in a move that appears to have been politically motivated to distinguish the new government as being opposed to a 'nanny State' that tells its citizens what to do rather than a policy favoring incandescent bulbs.

Environmental Regulations

     ENERGY STAR is a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy helping us all save money and protect the environment through energy efficient products and practices.

The Energy Star is awarded to only certain bulbs that meet strict efficiency, quality, and lifetime criteria.

Energy Star Qualified LED Lighting:

  Reduces energy costs — uses at least 75% less energy than incandescent lighting, saving on operating expenses.
  Reduces maintenance costs — lasts 35 to 50 times longer than incandescent lighting and about 2 to 5 times longer than fluorescent lighting. There are no bulb-replacements, no ladders, no ongoing disposal program.
  Reduces cooling costs — LEDs produce very little heat.
  Is guaranteed — comes with a minimum three-year warranty — far beyond the industry standard.
  Offers convenient features — available with dimming on some indoor models and automatic daylight shut- off and motion sensors on some outdoor models.
  Is durable — won’t break like a bulb.

To qualify for Energy Star certification, LED lighting products must pass a variety of tests to prove that the products will display the following characteristics:

  Brightness is equal to or greater than existing lighting technologies (incandescent or fluorescent) and light is well distributed over the area lighted by the fixture.
  Light output remains constant over time, only decreasing towards the end of the rated lifetime (at least 35,000 hours or 12 years based on use of 8 hours per day).
  Excellent color quality. The shade of white light appears clear and consistent over time.
  Efficiency is as good as or better than fluorescent lighting.
  Light comes on instantly when turned on.
  No flicker when dimmed.
  No off-state power draw. The fixture does not use power when it is turned off, with the exception of external controls, whose power should not exceed 0.5 watts in the off state.

     We are in the process of applying for the Energy Star certification for most of our products for general lighting applications.

Employees

     As of ~~February ___,~~March 15, 2011, we had a total of 11 full-time employees and 1 part-time employee. There are no collective bargaining agreements between us and our employees. We do not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months.

Reports to Security Holders

     We will be a reporting company and will comply with the requirements of the Exchange Act. We will file quarterly and annual reports and other information with the SEC, and we will send a copy of our annual report together with audited consolidated financial statements to each of our shareholders.

     The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Item 1A.

Risk Factors.

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase shares of our common stock. If any of the events, contingencies, circumstances or conditions described in the risks below actually occurs, our business, financial condition or results of operations could be seriously harmed. The trading price of our common stock could, in turn, decline, and you could lose all or part of your investment.

RISK FACTORS CONCERNING OUR BUSINESS AND OPERATIONS:

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAY MAKE IT DIFFICULT FOR INVESTORS TO PREDICT OUR FUTURE PERFORMANCE BASED ON OUR CURRENT OPERATIONS.

     We have a limited operating history upon which investors may base an evaluation of our potential future performance. As a result, there can be no assurance that we will be able to develop consistent revenue sources, or that our operations will be profitable. Our prospects must be considered in light of the risks, expense and difficulties frequently encountered by companies in an early stage of development.

     We must, among other things, determine appropriate risks, rewards and level of investment in each project, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations and financial condition.

OUR PROFITS HAVE BEEN INCONSISTENT. THERE IS NO ASSURANCE THAT WE WILL BE PROFITABLE IN THE FUTURE.

     During the twelve month period ended December 31, 2009, we incurred a net loss of $913. During the twelve month period ended December 31, 2008, we incurred a net gain of $149,708. As evidenced by the aforementioned financial results, we may not be able to maintain profitability on a consistent basis. Furthermore, we cannot be sure that we will achieve profitability in fiscal year 2010 or thereafter. Continuing losses may exhaust our capital resources and force us to discontinue operations.

WE COULD CEASE TO OPERATE AS A GOING CONCERN.

     We have had and could have in the future losses, deficits and deficiencies in liquidity, which could impair our ability to continue as a going concern.

        Our long-term viability as a going concern is dependent on certain key factors, as follows:

  Our ability to continue to obtain sources of outside financing that will supplement current revenue and allow us to continue to develop and market our products.
  Our ability to increase profitability and sustain a cash flow level that will ensure support for continuing operations as well as to continue to develop and market our products.

THE CURRENT ECONOMIC DOWNTURN AND UNCERTAINTY AND TURMOIL IN THE EQUITY AND CREDIT MARKETS COULD CONTINUE TO ADVERSELY IMPACT OUR CLIENTS, DIMINISH THE DEMAND FOR OUR PRODUCTS, AND HARM OUR OPERATIONS AND FINANCIAL PERFORMANCE.

     The lighting markets in which we sell our LED lighting devices have experienced rapid evolution and growth in recent years, but have been negatively affected by the downturn in the general economy. The current economic downturn has harmed, and could continue to harm, the economic health of our clients and consequently decrease the demand for our products, particularly in the public and private infrastructure, retail and hospitality, consumer and commercial, and architecture and architainment markets. Further, some of our present customers and potential future customers have informed us that they may not purchase our products unless or until they receive funds pursuant to the legislative initiatives promulgated under the American Recovery and Reinvestment Act of 2009. The persistence of the economic downturn also may cause reductions or elimination of utility and government energy efficiency incentive programs used to partially fund the costs of customer projects. In addition, increased competition during the current economic downturn may result in lower sales, reduced likelihood of profitability, and diminished cash flow to us.

WE MAY NEED ADDITIONAL FINANCING WHICH WE MAY NOT BE ABLE TO OBTAIN ON ACCEPTABLE TERMS. IF WE ARE UNABLE TO RAISE ADDITIONAL CAPITAL, AS NEEDED, THE FUTURE GROWTH OF OUR BUSINESS AND OPERATIONS WOULD BE SEVERELY LIMITED.

     A limiting factor on our growth, including its ability to penetrate new markets, attract new customers, and deliver products and services in the commercial lighting market, is our limited capitalization compared to other companies in the industry. While we are currently able to fund all basic operating costs it is possible that we may require additional funding in the future to achieve all of our proposed objectives.

     If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of the Company held by existing shareholders will be reduced and our shareholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock. If additional funds are raised by the issuance of debt or other equity instruments, we may become subject to certain operational limitations (for example, negative operating covenants). There can be no assurance that acceptable financing necessary to further implement our plan of operation can be obtained on suitable terms, if at all. Our ability to develop our business, fund expansion, develop or enhance products or respond to competitive pressures, could suffer if we are unable to raise the additional funds on acceptable terms, which would have the effect of limiting our ability to increase our revenues or possibly attain profitable operations in the future.

WE ARE SUBSTANTIALLY DEPENDENT UPON THE SUCCESS AND MARKET ACCEPTANCE OF LED TECHNOLOGY. THE FAILURE OF THE LED MARKET TO DEVELOP AS WE ANTICIPATE WOULD ADVERSELY AFFECT OUR BUSINESS.

     Our success is largely dependent on increased market acceptance of LED lighting. Potential customers for LED lighting systems may be reluctant to adopt LED lighting as an alternative to more traditional lighting technologies that are available in the market. If acceptance of LED lighting does not continue to grow, then our revenues may be significantly reduced.

IF WE ARE UNABLE TO DEVELOP NEW PRODUCTS, OUR COMPETITORS MAY DEVELOP AND MARKET PRODUCTS WITH BETTER FEATURES THAT MAY REDUCE DEMAND FOR OUR POTENTIAL PRODUCTS.

     LED technology market is rapidly evolving. Our failure to respond effectively to changes in technology, customer requirements or industry standards could render our products less competitive or obsolete. We may not be able to introduce any new products or any enhancements to our existing products on a timely basis, or at all. In addition, our introduction of new products could adversely affect the sales of certain of our existing products. If our competitors develop innovative lighting technology that are superior to our products or if we fail to accurately anticipate market trends and respond on a timely basis with our own innovations, we may not achieve sufficient growth in our revenues to attain profitability.

PRODUCT DEFECTS COULD CAUSE US TO INCUR SIGNIFICANT PRODUCT LIABILITY, WARRANTY, AND REPAIR AND SUPPORT COSTS, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Although we rigorously test our products, defects may be discovered in future or existing products. These defects could cause us to incur significant warranty, support and repair costs and divert the attention of our research and development personnel. It could also significantly damage our reputation and relationship with our distributors and customers which would adversely affect our business. In addition, such defects could result in personal injury or financial or other damages to customers who may seek damages with respect to such losses. A product liability claim against us, even if unsuccessful, would likely be time consuming and costly to defend.

WE DEPEND ON KEY EMPLOYEES AND PERSONNEL TO OPERATE OUR BUSINESS, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE IF WE ARE UNABLE TO RETAIN OR REPLACE THESE PERSONS.

     Our future success is largely dependent upon our existing management team. The loss of any of our officers or directors through injury, death or termination of employment could result in the investment of significant time and resources for recruiting and replacement. We do not maintain and key man insurance on the lives of our executive officers for our benefit. Additionally, the loss of the services of our executive officers could have a serious and adverse effect on our business, financial condition and results of operations. There is also no assurance that as we grow, the existing team can successfully manage our growth or that we can attract the new talent that will be necessary to run the Company at a high level. Our success will also depend upon our ability to recruit and retain additional qualified senior management personnel. Competition is intense for highly skilled personnel in our industry and, accordingly, no assurance can be given that we will be able to hire or retain sufficient personnel.

BECAUSE WE DO NOT HAVE A CHIEF FINANCIAL OFFICER, WE MAY NOT BE ABLE TO COMPLY WITH THE REPORTING REQUIRMENTS OF U.S. SECURITIES LAWS WHICH COULD ADVERSELY IMPACT OUR BUSINESS OPERATIONS.

     We do not currently have a chief financial officer. As we do not have a chief financial officer, we may not be able to establish and maintain adequate internal controls over financial reporting or have the ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002. Additionally, we may not be able to implement programs and policies in an effective and timely manner that adequately responds to the legal, regulatory compliance, and reporting requirements of a reporting company. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities and Exchange Act of 1934. If we were to fail to comply with such requirements, our ability to exist as a reporting company would be in jeopardy, in which event, our business operations could be adversely impacted.

WE FACE COMPETITION FROM SEVERAL SOURCES, WHICH MAY MAKE IT MORE DIFFICULT TO INTRODUCE NEW PRODUCTS INTO THE COMMERCIAL LIGHTING MARKET.

     The market segments in which we compete are rapidly evolving and intensely competitive, and have many competitors in different industries, including both lighting and energy industries. These competitors include market-specific retailers and specialty retailers. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to operate with a lower cost structure, and may be able to adopt more aggressive pricing policies. Competitors in both the retail lighting and energy industries also may be able to devote more resources to technology development and marketing than we can.

WE MAY ISSUE ADDITIONAL SHARES OF COMMON STOCK IN THE FUTURE, WHICH COULD CAUSE
DILUTION TO ALL SHAREHOLDERS.

     We may seek to raise additional equity capital in the future. Any issuance of additional shares of our common stock will dilute the percentage ownership interest of all shareholders and may dilute the book value per share of our common stock.

WE UTILIZE MANUFACTURERS TO MANUFACTURE CERTAIN OF OUR PRODUCTS AND ANY DISRUPTION IN THESE RELATIONSHIPS MAY CAUSE US TO FAIL TO MEET OUR CUSTOMERS’ DEMANDS AND MAY DAMAGE OUR CUSTOMER RELATIONSHIPS.

     Although we design and develop our LED lighting products, we currently depend on our manufacturers, Jun Yee, Fin-Core, and Anteya, to manufacture our products at plants located in Taiwan. These manufacturers provide the necessary facilities and labor to manufacture our products. Our reliance on contract manufacturers involves certain risks, including the following:

  lack of direct control over production capacity and delivery schedules;
  lack of direct control over quality assurance, manufacturing yields and production costs; and
  risk of loss of inventory while in transit.

     As our manufacturers manufacture 100% of our LED lighting products, if our manufacturers were to terminate their arrangements with us or fail to provide the required capacity and quality on a timely basis, manufacturing yields would be adversely affected and we would experience delays in the manufacture and shipment of our products until alternative manufacturing services could be contracted or internal manufacturing processes could be implemented. To qualify a new manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production may be a costly and time-consuming process. If we are required or choose to change manufacturers for any reason, our revenue, gross margins and customer relationships could be adversely affected.

IF CRITICAL COMPONENTS AND RAW MATERIALS THAT WE UTILIZE IN OUR PRODUCTS BECOME UNAVAILABLE, WE MAY INCUR DELAYS IN SHIPMENT THAT COULD DAMAGE OUR BUSINESS.

     The principal raw materials used in the manufacture of our products are LEDs, a variety of standard electrical components, printed circuit boards, wire, plastics for optics, metal for housings and heat sinks. From time to time, LEDs have been in short supply due to demand, binning restrictions and production constraints. Any significant interruption in the supply of these raw materials could have a material adverse effect upon us.

     The principal raw materials used in the manufacture of the LEDs used in our products are silicon wafers, gold wire, lead frames, and a variety of packages and substrates, including metal, printed circuit board, flex circuits, ceramic and plastic packages and phosphors. From time to time, particularly during periods of increased industry-wide demand, silicon wafers and other materials have been in short supply. Any significant interruption in the supply of these raw materials could have a material adverse effect upon us.

WE ARE SUBJECT TO LEGAL, POLITICAL AND ECONOMIC RISKS ABROAD.

     Our financial condition and operating results could be significantly affected by risks associated with international activities, including economic and labor conditions, political instability, laws (including U.S. taxes on foreign subsidiaries), changes in the value of the U.S. dollar versus local currencies, differing business cultures and foreign regulations that may conflict with domestic regulations.

     We believe that there are many barriers and risks to operating successfully in the international marketplace, including the following:

  intellectual property protection risks;
  employment law risks;
  differing contracting process including the ability to enforce agreements;
  foreign currency risks;
  increased dependence on foreign manufacturers, shippers and distributors;

  compliance with multiple, conflicting and changing governmental laws and regulations; and
  import and export restrictions and tariffs.

RISK FACTORS CONCERNING INVESTMENT IN OUR COMPANY:

THERE IS CURRENTLY NO TRADING MARKET FOR SHARES OF OUR COMMON STOCK.

Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act of 1933, as amended (the “Securities Act”) and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

OUR COMMON STOCK IS DEEMED TO BE "PENNY STOCK," WHICH MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES DUE TO SUITABILITY REQUIREMENTS.

     The SEC has adopted regulations that define a “penny stock”, generally, to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock has been less than $5.00 per share. This designation requires any broker or dealer selling our securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of stockholders to sell their shares. In addition, since our common stock is currently quoted on the Pink Sheets, stockholders may find it difficult to obtain accurate quotations of our common stock, may experience a lack of buyers to purchase our shares or a lack of market makers to support the stock price.

FUTURE SALES BY OUR STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

     Sales of our common stock in the public market could lower our market price for our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that management deems acceptable or at all.

THERE IS LIMITED LIQUIDITY IN OUR SHARES.

     Historically, the volume of trading in our common stock has been low. A more active public market for our common stock may not develop or, even if it does in fact develop, may not be sustainable. The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control. These factors include:

  the announcement of new products or product enhancements by us or our competitors;
  developments concerning intellectual property rights and regulatory approvals;
  quarterly variations in our results of operations or the results of operations of our competitors;
  developments in our industry; and
  general market conditions and other factors, including factors unrelated to our own operating performance.

     Recently, the stock market in general has experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of our shares. Price volatility may be worse if the trading volume of our common stock is low.

THE CONCENTRATED OWNERSHIP OF OUR CAPITAL STOCK MAY BE AT ODDS WITH YOUR INTERESTS, AND HAVE THE EFFECT OF DELAYING OR PREVENTING A CHANGE IN CONTROL OF OUR COMPANY.

     Our common stock ownership is highly concentrated. Our directors, officers, key personnel and their affiliates as a group beneficially own or control the vote of approximately 25.65% of our outstanding capital stock, and have a strong influence over the Company. They will be able to continue to have a strong influence over all matters affecting the Company, including the election of directors, formation and execution of business strategy and approval of mergers, acquisitions and other significant corporate transactions, which may have an adverse effect on the stock price. They may have conflicts of interest and interests that are not aligned with yours in all respects. As a result of the concentrated ownership of our stock, a relatively small number of shareholders, acting together, will have a strong influence on all matters requiring shareholder approval. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our Company. It may affect the market price of our common stock.

OUR BYLAWS PROVIDE FOR INDEMNIFICATION OF OUR OFFICERS AND DIRECTORS.

     Our bylaws require that we indemnify and hold harmless our officers and directors, to the fullest extent permitted by law, from certain claims, liabilities and expenses under certain circumstances and subject to certain limitations and the provisions of Nevada law. Under Nevada law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses, attorneys fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Item 2.    Financial Information.

(a)	Liquidity and Capital Resources.

     Our revenues are primarily derived from sales of the LED devices and systems described above. Although our financial results are mainly dependent on sales, general and administrative, compensation and other operating expenses, our financial results have also been dependent on the level of market adoption of LED technology as well as general economic conditions.

     Lighting products remained relatively static for 50 years until recently, when lighting became one of the last major markets to be transformed substantially by new technology. Because LED technology remains an emerging and expensive technology that has only recently become more economically viable, market adoption has been slow. Given the current economic downturn, liquidity has been constrained forcing institutions and individuals to substantially reduce capital spending to focus only on critical path expenditures. LED lighting products have been a discretionary rather than mandatory investment, and as a result, sales of our devices and systems have been negatively impacted. We believe that as the global economy grows and provides institutions and individuals with greater liquidity, sales of our devices and systems will increase.

     Increased market awareness of the benefits of LED lighting, increasing energy prices and the social movement influencing individuals and institutions towards greater investment in energy-efficient products and services will have, we believe, an increasingly positive impact on our sales in the future. Additionally, we intend to utilize our strategic partnerships to help us reduce the component and production costs of our devices and systems in order to offer them at competitive prices. Further, we believe our ability to provide attractive financing options to our clients with respect to the purchase of our devices and systems will positively affect our sales. Similar to many manufacturing companies, we expect to benefit from economies of scale, meaning that as unit sales increase, our cost of production per unit should decrease, which would positively impact our financial results. Our financial results for recent periods, however, do not support this contention. We believe that this contention is not supported because of our prior investments in Fin-Core and Jun Yee. Fin-Core and Jun Yee, as manufacturing factories, have lower gross margins. As a result, these lower gross margins cause the overall gross margin from the previous period to decrease. Also, Jun Yee relocated their manufacturing factory in February of 2010, and during the relocation, the factory was completely shut down for an entire week. As a consequence, this relocation increased the operating costs of Jun Yee and further decreased the overall consolidated gross margin.

     As described in further detail in the Recent Transactions section of Item 1, ColorStars Taiwan acquired controlling interests in Fin-Core and Jun Yee in 2009 and then disposed of these interests in July and November 2010, respectively.

     ColorStars Taiwan initially acquired Fin-Core due to the fact that Fin-Core has a very effective and unique heat-sink design and patent for building certain LED lighting products for commercial applications. We believed that Fin-Core’s ability to efficiently and effectively develop LED Lighting products using their unique heat –sink design would help us to develop more world-wide sales channels in the commercial lighting segment for our LED products. However, by the end of June 2010, Fin-Core's financial situation had deteriorated as it had spent most of its capital in product development, certification, and production machinery. At that time, we were unable to provide additional funding to Fin-Core. As such, in order to provide more funding for the continuation and operation of Fin-Core, on July 7, 2010, ColorStars Taiwan sold 30.4% of its common shares of Fin-Core to Meiloon Industrial Co., Ltd., a publicly traded company on the Taiwan Stock Exchange, for a cash offering of US $427,500.00. As a result of this transaction, ColorStars Taiwan now owns only 20% of the outstanding common shares of Fin-Core.

     As Jun Yee is an expert in LED linear and panel lighting design and manufacturing, we initially acquired Jun Yee in order to expand our LED linear and panel lighting design product offering. However, after maintaining the controlling stake in Jun Yee for a year, we observed that Jun Yee had a high debt ratio, low current ratio, and no profit. As such, on November 26, 2010, ColorStars Taiwan entered into two related stock purchase agreements whereby ColorStars Taiwan sold all of its shares of Jun Yee common stock to Mr. Ming-Chun Tung and Ms. Ming-Fong Tung, as discussed in further detail in the Recent Transactions section of Item 1.

     The historical revenue for six months ended June 30, 2010 and nine months ended ~~Sep.~~September 30, 2010 for ColorStars Group, ColorStars, Inc., Fin-Core, Jun-Yee, and consolidated companies are shown in the tables below:

June 30, 2010	Color Stars,Inc.		Fin-Core		Jun Yee		Consolidated	Change
Total Revenue ($)	1,585,477		863,396		1,346,844		3,270,943	-1,685,466
Cost of Revenue ($)	1,069,327		759,105		1,112,030		2,416,164
Gross profit	516,149	33%	104,292	12%	234,814	17%	854,779	6%
Operating expenses	440,482		190,297		311,104		941,022
Operating Income or Loss	75,667		(86,005)		(76,289)		(86,242)	161,910
Other income or Expenses Net	(19,195)		(2,974)		(12,775)		50,496
Income before income tax	56,472		(88,979)		(89,065)		(35,746)
Income tax	19,220		0		(8,713)		10,507
Net income ($)	37,252		(88,979)		(80,352)		(46,254)	83,506

September 30, 2010	Color Stars,Inc.		Fin-Core		Jun Yee		Consolidated	Change
Total Revenue ($)	2,656,135		888,017		2,071,406		4,924,464	-2,268,328
Cost of Revenue ($)	1,758,752		780,752		1,630,974		3,479,872
Gross profit	897,384	34%	107,265	12%	440,432	21%	1,444,592	4%
Operating expenses	630,385		195,723		449,969		1,275,589
Operating Income or Loss	266,999		(88,458)		(9,538)		169,003	97,995
Other income or Expenses Net	205,063		(3,058)		(46,051)		225,857
Income before income tax	472,061		(91,516)		(55,589)		394,861
Income tax	73,254				(8,961)		64,293
Net income ($)	398,807		(91,516)		(46,628)		330,567	68,239

~~The changes to the consolidated results with~~
	ColorStars	Color Stars, Inc.	Fin-Core	Jun Yee	Consolidated
	Group	USD	USD	USD	USD
	USD
June 30, 2010

Total revenue	25,871	1,573,056	674,126	1,022,395	3,295,448
Cost of revenue	-19,731	-1,064,166	-569,630	-786,040	-2,439,567
Gross profit	6,140	508,890	104,497	236,355	855,881
Operating expenses	-106,128	-443,371	-190,679	-317,235	-1,057,412
Operating income (loss)	-99,988	65,519	-86,182	-80,880	-201,531
Other income (expenses) net	114	67,314	-3,381	-12,859	51,188
Income before income tax	-99,875	132,833	-89,562	-93,739	-150,344
Tax	0	-19,346	0	8,770	-10,576
Net income	-99,875	113,487	-89,562	-84,970	-160,920

September 30, 2010

Total revenue	49,117	2,464,707	674,045	1,637,671	4,825,540
Cost of revenue	-39,062	-1,604,638	-569,561	-1,206,694	-3,419,955
Gross profit	10,054	860,069	104,484	430,977	1,405,585
Operating expenses	-149,331	-616,853	-191,043	-440,310	-1,397,537
Operating income (loss)	-139,276	243,216	-86,559	-9,333	8,048
Other income (expenses) net	142	269,064	-2,993	-45,062	221,151
Income before income tax	-139,135	512,280	-89,551	-54,395	229,199
Tax	0	-71,682	0	8,769	-62,913
Net income	-139,135	440,598	-89,551	-45,627	166,286

With the disposition of the controlling stakes in Fin-Core and Jun Yee ~~are listed at the last column listed~~
~~above. The~~ , the consolidated revenue will be reduced by ($1,~~685,466~~696,521) or (51.5%) six months ended June
30, 2010, and ($2,~~268,328~~311,716) or (~~46~~47.9%) nine months ended September 30, 2010. We can expect that there will be an immediate revenue decrease of about 50% in the near term as a result of the disposition of the controlling stakes in Fin-Core and Jun Yee.

However, ~~after the disposition of~~ Jun Yee~~, our~~ had a very high Debt Ratio ~~will decrease from 45.5% to~~
~~26.72%, our~~of 106% and a low Current Ratio ~~will increase from 1.24 to 1.73, and our~~of 0.76 as well as a low Quick
Ratio ~~will increase from 0.73 to~~of 0.~~96.~~55. After the disposition of Jun Yee, our maximum Debt Ratio would become 26%, the minimum Current Ratio would become 1.83, and the minimum Quick Ratio would become 1.01.
As such, we believe that in the long term our financial structure will improve after our disposition of Jun Yee.

The ~~following Balance Sheet ending~~above financial indicators for the period ended September 30, 2010
~~shows the changes~~are summarized, along with other financial information of ~~some financial indicators after our~~
~~disposition of Jun Yee~~the Company, in the table below:

Balance Sheet (US$)

September 30, 2010	Color Stars, Inc.	Jun Yee	Consolidated

Current Assets	1,765,909	955,825	2,611,537
Long Term Investment	2,014,888	-	1,483,825
Inventory	784,012	291,394	1,075,406
Intangible Assets	11,657	-	532,276
Fixed Assets	35,320	163,292	198,612
Other Assets	-	339,538	339,538
Total Assets	3,827,774	1,458,656	5,165,788

Current Liabilities	1,022,695	1,198,063	2,110,560
Long Term Debt	-	58,433	58,433
Other Debt	-	181,682	181,682
Total Liability	1,022,695	1,438,178	2,350,675
Stockholders Equity	2,805,079	20,478	2,815,113

Financial Structure:
Debt Ratio	26.72%	98.60%	45.50%
Current Ratio	1.73	0.80	1.24
Quick Ratio	0.96	0.55	0.73

Assets	ColorStars Group	Color Stars, Inc.	Jun Yee	Consolidated
	USD	USD	USD	USD

Long term assets	155,916	1,792,279	305,435	2,253,630
Inventories	133,319	741,825	291,515	1,166,659
Other current assets	228,545	927,780	753,413	1,909,738
Total assets	517,780	3,461,884	1,350,363	5,330,027

Liabilities
Long term debts	0	0	58,457	58,457
Current debts	25,057	914,223	1,378,974	2,318,254
Total liabilities	25,057	914,223	1,437,431	2,376,711

Debt ratio	5%	26%	106%
Current ratio	14.44	1.83	0.76

     Net cash (used in) provided by operating activities. During the fiscal year ended December 31, 2009, net cash used in operating activities was $286,184 compared with $128, 443 provided by operating activities for the fiscal year ended December 31, 2008. The cash flow used in operating activities in the fiscal year ended December 31, 2009 was primarily the result of an increase in cash used for inventories, prepaid expenses and other current assets, and receipts in advance and other current liabilities. The cash flow provided by operating activities in the fiscal year ended December 31, 2008 was primarily the result of the cash provided by accounts payable, accrued expenses, and receipts in advance and other current liabilities.

     Net cash used in investing activities. During the fiscal year ended December 31, 2009, net cash used in investing activities increased to $1,421,054 compared with $579,985 for the fiscal year ended December 31, 2008. The increase in net cash used in investing activities was a result of $940,612 used for acquisitions during the fiscal year ended December 31, 2009.

     Net cash provided by financing activities. During the fiscal year ended December 31, 2009, net cash provided by financing activities decreased to $1,389,601 compared with $1,752,615 for the fiscal year ended December 31, 2008. This decrease in net cash provided by financing activities was a result of financing proceeds from stockholder, repayment of bank loan, and increase of notes payable.

     We experienced significant changes in our levels of current assets, liabilities as well as account receivables, inventories and account payables in fiscal year 2009 compared to fiscal year 2008. These significant changes were primarily due to our acquisitions of Fin-Core and Jun Yee in 2009. As a result of our acquisitions of Fin-Core and Jun Yee, our consolidated operating income in 2009 increased by approximately $2,050,000, and our consolidated operating costs and administrative expenses increased by $2,100,000.

     Net cash (used in) provided by operating activities. During the six months ended June 30, 2010, net cash used in operating activities was $306,313 compared with $293,952 used in operating activities for the six months ended June 30, 2009. The cash flow used in operating activities in the six months ended June 30, 2010 was primarily the result of an increase in cash used for inventories, prepaid expenses and other current assets, and receipts in advance and other current liabilities. The cash flow used in operating activities in the six months ended June 30, 2009 was primarily the result of increase in accounts

     Net cash used in investing activities. During the sixth months ended June 30, 2010, net cash used in investing activities decreased to $173, 510 compared with $761, 040 for the sixth months ended June 30, 2009. The decrease in net cash used in investing activities was a result of the addition of fixed assets.

     Net cash provided by financing activities. During the sixth months ended June 30, 2010, net cash used in financing activities was $18,819 compared with $1,003,084 provided by financing activities for the sixth months ended June 30, 2009.

     Net cash (used in) operating activities. During the three months ended September 30, 2010, net cash used in operating activities was $(172,987) compared with $(25,123) for the three months ended September 30, 2009. The cash flow used in operating activities in the three months ended September 30, 2010 was primarily the result of changes in inventory. The cash flow used in operating activities in the three months ended September 30, 2009 was primarily the result of changes in inventory, accounts payable, and accounts receivable.

     Net cash provided by (used in) investing activities. During the three months ended September 30, 2010, net cash provided by investing activities was $32,349 compared with $(658,082) used in investing activities for the three months ended September 30, 2009. The decrease in net cash used in investing activities was a result of less investment in 2010, and the sale of 30.4% of Fin-Core equity.

     Net cash provided by (used in) financing activities. During the three months ended September 30, 2010, net cash used in financing activities was ($5) compared with $115,336 provided by financing activities for the three months ended September 30, 2009. This decrease in net cash provided by financing activities was a result of less bank loans during the reporting period.

     Net cash (used in) operating activities. During the nine months ended September 30, 2010, net cash used in operating activities was $(496,867) compared with $(319,014) for the nine months ended September 30, 2009. The increase in cash flow used in operating activities during the nine months ended September 30, 2010 was primarily ~~attributable to the factory relocation of Jun Yee and an overall increase of sales. Due to the relocation of Jun Yee, we had to increase outsourcing which resulted in an increase of our accounts payable to $43,727 and other prepaid expenses to $45,044. Furthermore, net sales increased to $4,825,540 from $2,843,968 for the same periods which triggered an increase of our accounts receivable by $91,854 and an increase of inventory by $391,524.~~ due to continuous increase in inventory. In addition, the timing of cash activity related to trade debtors and vendors increased cash used in operations.

     Net cash (used in) investing activities. During the nine months ended September 30, 2010, net cash used in investing activities decreased to $(141,161) compared with $(1,419,122) for the nine months ended September 30, 2009. The decrease in net cash used in investing activities was a result of less acquisition and investment activities in 2010 and the gain of $170,327 from the sale of 30.4% of Fin-Core equity. A breakdown of the $(141,161) used in investing activities during the nine months ended September 30, 2010 is provided in the chart below:

Fixed Assets	$(23,134)
Cash and Bank Deposits	$(61,534)
Intangible Assets	$(164,862)
Sale Proceeds from Disposal of Investment (Fin-Core)	$428,912
Investment in Fin-Core	$(320,543)
Total	$(141,161)

The $23,134 used for fixed assets was attributable to our purchase of office and laboratory test equipment. The $61,534 used in cash and bank deposits was due to the adjustment from the sale of our 30.4% equity interest in Fin-Core. The $164,862 used for intangible assets was attributable to the expenses associated with patent applications and the relocation of the Jun Yee factory. Such relocation expenses include the installation and upgrading of the electrical system, heating, venting, lighting, and air-conditioning system, and the application and certification for the electricity capacity increase. From the sale of our 30.4% equity interest in Fin-Core, we received $428,912 in cash consideration, and the consideration used for the re-investment in Fin-Core to maintain our 20% equity interest was $320,543.

The following table provides a supplemental discussion of cash provided by and used in investing activities in 2010:

The total cash used for acquisitions in 2010 was $310,000 and the total cash provided by disposition of investments was $990,100. The overall cash flows from equity investing activities in 2010 was $680,100.

Net cash provided by (used in) financing activities. During the nine months ended September 30, 2010, net cash used in financing activities was $(18,824) compared with $1,118,420 provided by financing activities for the nine months ended September 30, 2009. This decrease in net cash provided by financing activities was a result of less bank loans during the reporting period.

     During the fourth quarter of 2008 and the first quarter of 2009, we received approximately USD $2,715,649 in proceeds from the sale of our common stock to certain investors, as outlined in further detail in Item 10 hereof. The aforementioned sale of our common stock represented a material financing activity for us as we were able to invest more funds into ColorStars Taiwan thereby increasing its overall working capital. With ColorStars Tawain’s increased working capital, ColorStars Taiwan was able to invest in Anteya and Fin-Core, which in turn, had a beneficial impact on us as we were able to expand our technology, product range, and customer base through our invested relationship with these manufacturing companies.

     We currently anticipate that our available cash in hand and cash resources from expected revenues will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next twelve months.

     We currently have outstanding short-term loans with Hua Nan Commercial Bank of Taiwan. We entered into three written, short-term loan agreements with this bank on August 25, 2009, June 24, 2010, and January 29, 2010, respectively. The terms of the loan agreements are described in further detail in the chart below:

(1) NTD $3,000,000 is approximately USD $98, 360.00. (2) NTD $6,000,000 is approximately USD $196,720.00.

(3) The loan term stated herein initially expired on August 22, 2010 but was extended to February 22, 2011.

     We also currently have an outstanding short-term loan with Mr. Min-Jun Dong, an equity owner of Jun Yee. The principal loan amount is for $143, 486.00 at a zero percent interest rate with the term of the loan beginning on April 1, 2010 and continuing through March 30, 2011. We did not enter into a written loan agreement with Mr. Min-Jun Dong, and we will pay back the principal amount on this loan to Mr. Min-Jun Dong before the end of the term or when our cash flow permits.

     Our continued existence is dependent upon several factors, including increased sales volumes, collection of existing receivables and the ability to achieve profitability from the sale of our products. In order to increase our cash flow, we are continuing our efforts to stimulate sales.

     We are filing this Form 10 as we believe that there are certain perceived benefits to voluntarily registering our securities pursuant to the Securities Exchange Act of 1934 and becoming a reporting company. The benefits are thought to include the following:

  increased visibility in the financial community;
  the facilitation of borrowing from financial institutions;
  increased valuation;
  greater ease in raising capital;
  compensation of key employees through stock options for which there may be a market valuation; and
  enhanced corporate image.

(b) Results of operations.

Comparison of Fiscal Year Ended December 31, 2009 to Fiscal Year Ended December 31, 2008

Net Sales. Net sales increased to $4,695,095 for the year ended December 31, 2009 from $2,170,106 for the year ended December 31, 2008. The increase in sales was due to global sales growth and the consolidated revenues from Jun Yee Industrial Co. Ltd.

Cost of Goods Sold. Cost of goods sold increased to $3,221,525 for the year ended December 31, 2009 from $1,393,262, for the year ended December 31, 2008. The increase in cost of goods sold was due to an increase of overall sales of goods.

Gross Profit. Gross profit increased to $1,473,570 for the year ended December 31, 2009 from $776,844 for the year ended December 31, 2008. The increase in gross profit was due to the lower gross margin structures of Jun Yee Industrial Co., Ltd., who provides mostly electronic manufacturing services (“EMS”) to its customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $1,323,228 for the year ended December 31, 2009 from $597,000.00 for the year ended December 31, 2008. The increase in selling, general and administrative expenses are primarily related to the expansion of global marketing activities such as participating in advertisement, trade shows and the establishment of the US sales office in Irvine, California.

Depreciation, Amortization, and Depletion. Depreciation, amortization, and depletion increased to $93,596.00 for for the year ended December 31, 2009 from $10,332 for the year ended December 31, 2008 reflecting that some properties or equipment were added during this period, especially from the acquisition of Jun Yee Industrial Co., Ltd.

Interest Expense. Interest expense increased to $17,481.00 for the year ended December 31, 2009 compared with $6,285.00 for the year ended December 31, 2008. The increase in interest expense was due to the increase of a bank loan.

Net Income (loss). For the year ended December 31, 2009, we incurred a net loss of $913 as compared to a net gain of $149,708 for the year ended December 31, 2008.

ColorStars products are sold to over 35 different countries around the world. Product revenues for the fiscal year ended December 31, 2009 are as follows:

Regions	Sales Amount	Percentage (%)
Europe	$1,602,554	34%
Asia	$2,202,444	46%
USA	$523,824	11%
Others	$366,273	9%
Total	$4,695,095	100%

Product revenues for the fiscal year ended December 31, 2008 are as follows:

Regions	Sales Amount	Percentage (%)
Europe	$1,533,838	80%
Asia	$276,313	14%
USA	$359,955	6%
Others	$0	0%
Total	$2,170,106	100%

Our revenue reported in fiscal year 2009 is the consolidated revenue according to GAAP for the following four operating entities: (1) ColorStars Group in USA, (2) Color Stars Taiwan, (3) Fin-Core, and (4) Jun Yee. The drivers of revenue growth in 2009 were attributed to the consolidated revenue of the newly acquired Fin-Core and Jun Yee. As Fin-Core and Jun Yee only sell our products in Asia, we experienced significant revenue growth in Asia as a result. The “Others” regions presented in the 2009 revenue breakdown were for the sales generated from the Middle East (Israel), Australia and New Zealand. In 2008, we categorized revenues from the “Others” Regions as being from the Asian region as they were not substantial at that time.

The increase of sales in 2009 was mainly due to the consolidated revenue from the newly acquired majority-owned Fin-Core and Jun Yee. Fin-Core and Jun Yee are LED development and manufacturing factories and sell their products and services to local Taiwanese companies. This type of operation usually has a lower gross margin compared to the international sales that we engage in. As 2009 was the first year we prepared a consolidation report to include the operational results of Fin-Core and Jun Yee, this explains why the overall revenue increased, and the net income decreased.

Comparison of Six Months Ended June 30, 2010 and June 30, 2009

Net Sales. Net sales increased to $3,295,448 for the six months ended June 30, 2010 from $1,484,963 for the six months ended June 30, 2009. The increase in sales was due to global sales growth and the acquisition of Fin-Core and Jun Yee

Cost of Goods Sold. Cost of goods sold increased to $2,439,567 for the six months ended June 30, 2010 from $931,813, for the six months ended June 30, 2009. The increase in cost of goods sold was due to an increase of overall sales of goods.

Gross Profit. Gross profit increased to $855,881 for the six months ended June 30, 2010 from $553,150 for the six months ended June 30, 2009. Even though the overall gross profit increased due to an increase in net sales, the percentage of the gross margin decreased to 26.06% for the six months ended June 30, 2010 from 37.25% for the six months ended June 30, 2010. The decrease in gross margin percentage was due to the lower gross margin structures of the newly acquired Jun Yee who provides mostly electronic manufacturing services (“EMS”) to its customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $1,004,559 for the six months ended June 30, 2010 from $444,047 for the six months ended June 30, 2009. The increase in selling, general and administrative expenses are primarily related to the general and administrative expenses incurred from our recently acquired subsidiaries, and the expansion of global marketing activities such as participating in advertisement, trade shows and the establishment of the US sales office in Irvine, California.

Depreciation, Amortization, and Depletion. Depreciation, amortization, and depletion increased to $93,596.00 for for the six months ended June 30, 2010 from $21,684 for the six months ended June 30, 2009 reflecting that some properties or equipment were added during this period, especially from the acquisition of Jun Yee.

Interest Expense. Interest expense increased to $21,778 for the six months ended June 30, 2010 compared with $3,246 for the six months ended June 30, 2009. The increase in interest expense was due to the increase of a bank loans due to the acquisition of Fin-Core and Jun Yee.

Net Income (loss). For the six months ended June 30, 2010, we incurred a net loss of $160,920 as compared to a net gain of $65,796 for the sixth months ended June 30, 2009. The decrease in profit or increase in loss is due to the operations of the newly acquired subsidiaries. February is the month when the Chinese New Year’s holiday occurs and all of our factories are closed for one week, while the employees are paid with an extra month of salary. Also, the relocation of the Jun Yee factory in February of 2010 has increased the direct labor costs and reduced the productivity for the first quarter of 2010.

Comparison of Three Months Ended June 30, 2010 and June 30, 2009

Net Sales. Net sales increased to $1,886,549 for the three months ended June 30, 2010 from $751,652 for the three months ended June 30, 2009. The increase in sales was due to our global sales growth and the revenue generated by Fin-Core and Jun Yee. The net sales for the three months ended June 30, 2010 increased 151% from the three months ended June 30, 2009.

Cost of Goods Sold. Cost of goods sold increased to $1,315,462 for the three months ended June 30, 2010 from $485,951, for the three months ended June 30, 2009. The increase in cost of goods sold was due to the increase of overall sales. The cost of goods sold for the three months ended June 30, 2010 increased 171% from the three months ended June 30, 2009.

Gross Profit. Gross profit increased to $571,087 for the three months ended June 30, 2010 from $265,701 for the three months ended June 30, 2009. The increase in gross profit was due to an overall increase in net sales for the three months ended June 30, 2010. However, the gross margin percentage decreased to 30.27%, compared to the gross margin percentage of 35.35% for the same period in 2009. The decrease in gross profit percentage was due to the consolidation of the operational results for Fin-Core and Jun Yee. As Fin-Core and Jun Yee are engaged in LED lighting manufacturing services, their gross margin percentage is generally lower than the gross margin percentage for the product sales and system integration services provided by us.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $562,855 for the three months ended June 30, 2010 from $217,670 for the three months ended June 30, 2009. The increase in selling, general and administrative expenses are primarily related to the consolidation of the expenses from Fin-Core and Jun Yee. Also, there were additional expenses incurred for the operation of our sales office in Irvine, California.

Interest Expense (net). Interest expense increased to ($12,615) for the three months ended June 30, 2010 compared with ($1,442) for the three months ended June 30, 2009. The increase in interest expense was due to the additional interest expense of the short-term and long-term bank loans acquired from the acquisition of Fin-Core and Jun Yee.

Net Income (loss). For the three months ended June 30, 2010, we incurred a net gain of $1,720 as compared to a net gain of $4,351 for the three months ended June 30, 2009. The decrease in profit is mainly due to an increase in research and development expenses. The research and development expenses increased to $44,655 for the three month ended June 30, 2010 from $12,720 for the same reporting period in 2009.

Comparison of Nine Months Ended September 30, 2010 to Nine Months Ended September 30, 2009

Net Sales. Net sales increased to $4,825,540 for the nine months ended September 30, 2010 from $2,843,968 for the nine months ended September 30, 2009. The increase in sales was due to an overall increase in sales and the acquisition of Jun Yee Industrial Co., Ltd.

Cost of Goods Sold. Cost of goods sold increased to $3,419,955 for the nine months ended September 30, 2010 from $1,827,640, for the nine months ended September 30, 2009. The increase in cost of goods sold was due to an increase of sales.

Gross Profit. Gross profit increased to $1,405,585 for the nine months ended September 30, 2010 from $1,016,328 for the nine months ended September 30, 2009. The increase in gross profit was due to an increase of sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $1,327,854 for the nine months ended September 30, 2010 from $835,924 for the nine months ended September 30, 2009. The increase in selling, general and administrative expenses are primarily related to the acquisition of Jun Yee Industrial Co. Ltd.

Depreciation, Amortization, and Depletion. Depreciation, amortization, and depletion increased to $107,764 for the nine months ended September 30, 2010 from $30,440 for the nine months ended September 30, 2009 reflecting that impact of the acquisition of Jun Yee Industrial Co., Ltd.

Interest Expense. Interest expense increased to $31,301 for the nine months ended September 30, 2010 compared with $8,271 for the nine months ended September 30, 2009. The increase in interest expense was due to the increase of borrowing from the acquisition of Jun Yee Industrial Co. Ltd.

Net Income (loss). For the nine months ended September 30, 2010, we incurred a net gain of $166,286 as compared to a net gain of $71,173 for the nine months ended September 30, 2009. The increase in net income was a result of the sale of 30.4% of our common shares of Fin-Core to Meiloon Industrial Co., Ltd.

Comparison of Three Months Ended September 30, 2010 to Three Months Ended September 30, 2009

Net Sales. Net sales increased to $1,519,729 for the three months ended September 30, 2010 from $1,359,004 for the three months ended September 30, 2009. The increase in sales was due to an increase of sales volume in Europe and other regions including Australia and Israel.

Cost of Goods Sold. Cost of goods sold increased to $948,549 for the three months ended September 30, 2010 from $895,826, for the three months ended September 30, 2009. The increase in cost of goods sold was due to an increase of overall sales.

Gross Profit. Gross profit increased to $571,180 for the three months ended September 30, 2010 from $463,178 for the three months ended September 30, 2009. The increase in gross profit was due to an increase of overall sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to $327,425 for the three months ended September 30, 2010 from $391,879 for the three months ended September 30, 2009. The decrease in selling, general and administrative expenses are primarily related to a decrease in marketing and trade show expenses.

Depreciation, Amortization, and Depletion. Depreciation, amortization, and depletion increased to $12,842 for the three months ended September 30, 2010 from $8,756 for the three months ended September 30, 2009 as a result of new machinery and office equipment that were purchased.

Interest Expense. Interest expense increased to $9,896 for the three months ended September 30, 2010 compared with $5,263 for the three months ended September 30, 2009. The increase in interest expense was due to an increase in borrowing and interest rates.

Net Income (loss). For the three months ended September 30, 2010, we incurred a net gain of $344,773 as compared to a net gain of $5,376 for the three months ended September 30, 2009. The increase in net income was a result of the sale of 30.4% of our common shares of Fin-Core to Meiloon Industrial Co., Ltd.

A detailed revenue breakdown for the six months ended June 30, 2009, and June 30, 2010 and nine months ended September 30, 2009 and September 30, 2010 for Fin-Core and Jun Yee is disclosed in the charts below:

Note *: We acquired 51% of Jun Yee's equity on Aug. 5, 2009. Jun Yee's revenue was only generated from the sales to local customers in Taiwan (Asia), and was completely presented in this column.

Note**: We changed the equity in Fin-Core from 50.4% to 20% in July of 2010, and Fin-Core's revenue after July 2010 was excluded in the Company consolidated report in Q3. Fin-Core's revenue was only generated from the sales to local customers in Taiwan and China (Asia) and was totally presented in this column for Q1 and Q2.

The above tables and diagrams depict revenues generated by us and our subsidiaries and the revenue growth trend for the latest quarters compared to a year ago. As there are inter-company sales among us and our subsidiaries, the consolidated revenue may not present the real revenue growth our Company. As we sold our entire equity in Jun Yee on Nov. 26, 2010, we do not have a controlling interest in this company, and as such, we will not include their revenue in the consolidated income statement.

The following table and diagram show the true revenue growth by taking out the revenues from any of its subsidiaries for 6 months ended Jun. 30, 2010 and Sep. 30, 2010. The Company has an overall true revenue growth of 48.63%.

Inflation

     We do not believe that inflation in the cost of our raw materials has had in the past or will have in the future any significant negative impact on our operations. However, no assurance can be given that we will be able to offset such inflationary cost increases in the future.

(c)	Off-balance sheet arrangements.

     Financial instruments that potentially expose concentrations of credit risk primarily consist of cash and cash equivalents, investments and accounts receivable. Management believes there are no significant off-balance-sheet risks such as those associated with foreign exchange contracts, option contracts or other foreign exchange hedging arrangements. With respect to concentration of credit risk, the Company has cash investment policies which, among other things, limit investments to investment-grade securities. Ongoing credit evaluations of the customers are performed and allowances for potential credit losses are maintained.

(d)	Contractual Obligations.
Below is a table which presents our contractual obligations and commitments as of December 31, 2009:

		Less than					After
Contractual Obligation	Total	1	Year	1-3	3-5		5 Years
				Years	Years

Short-term debt
Obligations(1)	$880,719	$803,568		$77,151	$	$
Notes Payable(2)	1,495,681	1,495,681
Due to Stockholder(3)	151,861			151,861
Non-current debt(4)	194,307				194,307
Operating Leases(5)
Less than one yr	175,347	175,347
1-3 years	33,960			33,960
3-5 years
After 5 yrs

Total contractual cash obligations	$2,931,875	$2,474,596		$262,972	$194,307		$0

	(1)	Short-term debt obligations: Short-term loans from local banks.
	(2)	Notes Payable: This is the total of all money that is owed to various suppliers. The Notes Payable here represents the post-dated checks issued by us to our vendors or suppliers. Post-dated checks are the most commonly used payment methods for local business in Taiwan. When materials or services are provided from the seller to the buyer, the buyer will issue a post-dated check as payment to the seller. The blank checks can only be printed by the bank where the buyer maintains its checking account on or after the date that is specified as the due date on the check. Or the seller may deposit the check into any bank account and the check will be sent to the regional check clearing house. The check clearing house will then send money to the designated checking account on or after the check due date.
	(3)	Due to Stockholder: This is the short-term loan from Mr. Min-Jun Dong, General Manager of Jun Yee Industrial Co., Ltd.
	(4)	Non-Current debt: Long term loans from Taiwan Banks.
	(5)	Operating Leases: Office leases in Taiwan and Irvine, California USA.
(e)	Quantitative and Qualitative disclosures About Market Risk.
We do not have any market risk sensitive instruments at this moment.

Foreign Currency Exchange Rates

     The financial statements of our foreign operations are translated into U.S. dollars for financial reporting purposes. The assets and liabilities of foreign operations whose functional currencies are not in U.S. dollars are translated at the period-end exchange rates, while revenues and expenses are translated at weighted-average exchange rates during the fiscal year. The cumulative translation effects are recorded as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

Item 3. Properties.

We do not own any property, real or otherwise. We currently lease the following properties:

     We lease our principal office from Mr. Wei-Rur Chen, our president, at a consideration of $38,266 per year. The lease term for the agreement is from November 2005 to November 2010. This office is the main operational office in Taiwan with the address of 10F, 566, Jungjeng Road, Sindian City, Taipei County 231, Taiwan, R.O.C.

     On June 14, 2009, we signed a two (2) year lease agreement which expires in June 2011. The leased property is located at 1 Technology Dr., Suite F-213, Irvine, California, 92618, where the property is used as a general office and for the warehousing of inventory. Lease payments are US $36,108 per year. The lease contains no renewal options.

     We believe that our current facilities are adequate for our needs through the next twelve months, and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements. We have no plans to acquire any property in the immediate future.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of ~~February ___,~~March 15, 2011 by:

  all persons who are beneficial owners of five percent (5%) or more of our common stock;
  each of our directors;
  each of our executive officers; and
  all current directors and executive officers as a group.

     Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them.

     Applicable percentage ownership in the following table is based on 67,448,890 shares of common stock outstanding as of ~~February ___,~~March 15, 2011.

(a)	Certain Information About Our Sole Officer and Director.

     The following persons are our executive officers and directors. Directors are elected to hold offices until the next annual meeting of Shareholders and until their successors are elected or appointed and qualified. Officers are appointed by the board of directors until a successor is elected and qualified or until resignation, removal or death.

NAME	AGE	OFFICES HELD
Wei Rur Chen	49	Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President and Director
Hsiu-Fu Liu	55	Director
Mei-Ying Chiu	57	Secretary and Director

WEI RUR CHEN, age 49, has served as our Chief Executive Officer and President since 2003. Prior to joining us, Mr. Chen was Executive Vice President of Primo Lite Co., Ltd. from 2002 to 2003, Executive Vice President of Tinya Engineering Co., Ltd. from 2000 to 2002, Vice President of Hi-Doer Power Co., Ltd. from 1997 to 2000, Manager of Sales and Marketing of Westinghouse Elec. from 1991 to 1997 and Manufacturing Engineer of Westinghouse Elec. from 1984 to 1989. Mr. Chen earned a Master of Science, Industrial Engineering from Clemson University SC, USA in 1990 and resides in Taipei, Taiwan.

HSIU-FU LIU, age 55, has been serving on our board since December 2008. Mr. Liu currently serves as the chairman of Hsuhta Industrial Group, a company that owns and operates many precision plastic moulding and injection companies in Taiwan and China. Mr. Liu graduated from Hsinchu Technical high school in 1973.

MEI-YING (EASTER) CHIU, age 57, has served as our Secretary since 2004. Prior to joining us, Ms. Chiu was Vice President of Sales and Marketing for 5E Chemical Co., Ltd. from 2003 to 2004, Manager of Marketing for Tingya Engineering from 2001 to 2003, Project Manager for Stone & Webster Taiwan from 1999 to 2001 and Project Manger for Gibsin Engineering Co., Ltd. from 1980 to1997. Ms. Chiu earned a Bachelor of Arts, Business Administration from Mingchuan University, Taiwan in 2001 and a Master’s degree of Executive Management of Business and Administration from Hong Kong Chinese University.

The business address for each of our officers and directors is 10F, No. 566 JungJeng Rd., Sindian City, Taipei County 231, Taiwan, R.O.C.

Our bylaws authorize no less than one (1) and no more than seven (7) directors. We currently have three (3) Directors.

(b)	Family Relationships.

     Mrs. Tsui-Ling Lee, an owner of 12.9% of our common stock, is the spouse of our Chairman of the Board and CEO, Mr. Wei-Rur Chen.

(c)	Involvement in Certain Legal Proceedings.

     There have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of our Company during the past five years.

(d)	Significant Employees.
None.

Item 6.	Executive Compensation.

Board of Directors

     All of our directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Our executive officers are elected annually by the board of directors to hold office until the first meeting of the board following the next annual meeting of stockholders and until their successors are chosen and qualified.

Directors’ Compensation

     We reimburse our directors for expenses incurred in connection with attending board meetings but we do not pay our directors fees or other cash compensation for services rendered as a director

     Our executive officers are currently earning compensation. Set forth below is the aggregate compensation for services rendered in all capacities to us during our fiscal years ended December 31, 2007, 2008 and 2009 by our executive officers. Except as indicated below, none of our executive officers were compensated in excess of $100,000.

     On March 1, 2007, we entered into an employment agreement with our CEO, Mr. Wei-Rur Chen (the “Employment Agreement”). The Employment Agreement has a term of five years from the effective date, March 1, 2007. Under the Employment Agreement, Mr. Chen agreed to serve as our Chairman, President, and CEO. Mr. Chen shall have such authority and responsibility as may reasonably be assigned to him by our board of directors. Pursuant to the Employment Agreement, Mr. Chen may receive a salary no higher than $120,000 per annum, and Mr. Chen shall be entitled to participate in any and all deferred compensation, 401(k) or other retirement plans, medical insurance, dental insurance, group health, disability insurance, pension and other benefit plans that are made generally available by us to our executives who have similar responsibilities and perform similar functions as Mr. Chen.

     We have no pension, health, annuity, bonus, insurance, stock options, profit sharing or similar benefit plans. No stock options or stock appreciation rights were granted to any of our directors or executive officers. We have no equity incentive plans.

SUMMARY COMPENSATION TABLE

Name and	Year	Salary	Bonus	Stock	Option	Non-Equity	Nonqualified	All Other	Total
Principal	(b)	($)(c)	($) (d)	Awards	Awards	Incentive Plan	Deferred	Compensation	($)(j)
Position (a)				($)(e)	($) (f)	Compensation($)	Compensation	($) (i)
						(g)	Earnings ($)
							(h)
Wei-Rur	2009	$20,000	--	--	--	--	--	--	$20,000
Chen,
Chief	2008	$20,000	--	--	--	--	--	--	$20,000
Executive
Officer and	2007	$20,000	--	--	--	--	--	--	$20,000
President
Mei-Ying	2009	$40,000	--	--	--	--	--	--	$40,000
(Easter)
Chiu, Vice	2008	$40,000	--	--	--	--	--	--	$40,000
President
and	2007	$40,000	--	--	--	--	--	--	$40,000
Director

Options/SAR Grants In the Last Fiscal Year

None.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

None.

Compensation Committee

     At this time, we do not have a compensation committee. The salaries of our executive officers are determined by our board of directors. Our board of directors determines the compensation of our executive officers based on our financial and operating performance and success. As we continue to grow, we may form a compensation committee charged with the oversight of our executive compensation plans, policies and programs, and the authority to determine and approve the compensation of our executive officers and make recommendations with respect to the same.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

     During the first quarter of 2008, ColorStars Taiwan purchased 522,000 shares of common stock of Anteya. 144,000 and 30,000 shares of the 522,000 shares of Anteya were purchased from our stockholder and president, Mr. Wei-Rur Chen and his spouse respectively for a total purchase price of $343,602. The purchase price for the common shares of Anteya was determined through private negotiations between the parties and was not based upon any specific criteria of value. In July 2009, we purchased 140,000 shares of Anteya from the spouse of Mr. Wei-Rur Chen at a consideration of $122,331.

     We leased an office from Mr. Wei-Rur Chen, our president, at a consideration of $38,266 per year. The lease term for the agreement is from November 2005 to November 2010. This office is the main operational office in Taiwan with the address of 10F, 566, Jungjeng Road, Sindian City, Taipei County 231, Taiwan, R.O.C.

     On March 20, 2009, ColorStars Taiwan completed the acquisition of 7,560,000 common shares (which represented 50.4% equity interest) of Fin-Core for a total purchase price of $470,000 from related parties and third parties. Of the 7, 560, 000 shares of common stock acquired, 225,500 were purchased from Mr. Wei-Rur Chen, our president, and his spouse.

     ColorStars Taiwan conducted business with one related party company, Anteya. ColorStars Taiwan owns 20% of the outstanding common stock of Anteya as of December 31, 2009. The purchase price for the outstanding common stock of Anteya was determined through private negotiations between the parties.

     SunSumSolor, Inc., a Taiwanese corporation (“SunSum”), which is substantially owned by our president, Mr. Wei-Rur Chen and his spouse, trades goods with us. All related parties of SunSum provide us either products or services at market-based prices.

The overall transactions between Anteya, SunSum, and us are summarized in the chart below:

Transactions	Fiscal Year 2008	Fiscal Year 2009	9 months ended 9/30/10
Purchase from Anteya ($)	$859,961	$785,040	$997,917
Sale to Anteya ($)	0	0	0
Purchase from SunSum	0	0	0
Sale to SunSum	$1,054	0	0

     As we are not subject to the listing requirements of any national securities exchange or association, we are not at this time required to have our board comprised of a majority of “independent directors”.

     Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

Item 8.           Legal Proceedings.

     Presently, there are not any material pending legal proceedings to which we are a party or as to which any of our property is subject, and we do not know nor are we aware of any legal proceedings threatened or contemplated against us.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related
Stockholder Matters.

(a)	Market Information.

     Our Common Stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception and through the date of this filing.

(b)	Holders.

     As of ~~February ___,~~March 15, 2011, there were 168 record holders of 67,448,890 shares of our Common Stock.

(c)	Dividends.

     Dividends, if any, will be contingent upon our revenues and earnings, capital requirements and financial conditions. The payment of dividends, if any, will be within the sole discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations.

(d)	Securities authorized for issuance under equity compensation plans.
We have never and have no current plans to issue securities under any equity compensation plans.

Item 10. Recent Sales of Unregistered Securities.

     Set forth below is information regarding the issuance and sales of our securities without registration for the past three (3) years from the date of this Registration Statement. No such sales involved the use of an underwriter, no advertising or public solicitation were involved, the securities bear a restrictive legend and no commissions were paid in connection with the sale of any securities.

				Aggregate
Names/Identities of Persons to		Amount of		Price of
			Issue Date
whom Securities Issued	Title of Security	Securities Issued		Security
Triad Trading Ventures Inc	Common	3,200,000	6/25/2007	$3,200	**
Circletex	Common	4,700,000	6/25/2007	$4,700	**
Eden International Investment &	Common	2,760,000	6/25/2007	$2,760	**
Development Inc
Gideon Holding Inc	Common	3,340,000	6/25/2007	$3,340	**
Li, Li-Bin	Common	30,000	5/13/2009	$13,200
Tsai, Hong-Bing	Common	80,000	5/13/2009	$35,200
Chen, Chi-Ruey	Common	200,000	5/13/2009	$88,000
Hsu, Ya-Ti	Common	10,000	5/13/2009	$4,400
Hsu, Ya-Tang	Common	10,000	5/13/2009	$4,400
Wu, An-Kang	Common	80,000	5/13/2009	$35,200

Hsiung, Pei-Wei	Common	64,000	5/13/2009	$28,160
Chao, Chun-Fa	Common	200,000	5/13/2009	$88,000
Lin, Chien-Cheng	Common	260,000	5/13/2009	$114,400
Liu, Hsiu-Fu	Common	2,000,000	5/13/2009	$880,000
Chen, Hung-An	Common	200,000	5/13/2009	$88,000
Wang, Chao-Di	Common	30,000	5/13/2009	$13,200
Lien, Huey-Yi	Common	80,000	5/13/2009	$35,200
Chen, Li-Hsiu	Common	40,000	5/13/2009	17600
Huang, Tseng-Chien	Common	45,730	5/13/2009	$20,121
Hephzibah International Co., Ltd.	Common	91,460	5/13/2009	$40,242
Hephzibah International Co., Ltd.	Common	4,000	5/13/2009	$1,760
Lee, Chien-Chung	Common	324,400	5/13/2009	$142,736
Wang, Lee-Rong	Common	80,000	5/13/2009	$35,200
Haung, Chao-Jung	Common	20,000	5/13/2009	$8,800
Chung, Chuan-Yuan	Common	20,000	5/13/2009	$8,800
Wang, Hong-Yi	Common	100,000	5/13/2009	$44,000
Ni,Chun-Hsiung	Common	10,000	5/14/2009	$5,800
Hanchen, Tai-Jun	Common	250,000	5/14/2009	145000
Chen-Wang, Chio-Ing	Common	50,000	5/14/2009	$29,000
Liu,Sheng-Yuan	Common	25,000	5/14/2009	$14,500
Wang,Shin-Lih	Common	15,000	5/14/2009	$8,700
Yu,Ta-Wei	Common	10,000	5/14/2009	$5,800
Chiu,Ying-Kai	Common	40,000	5/14/2009	$23,200
Lu, Su-Yun	Common	40,000	5/14/2009	$23,200
Lai,Mei-Chen	Common	10,000	5/14/2009	$5,800
Peng,Mei-Hsia	Common	50,000	5/14/2009	$29,000
Chen,Heng-Chung	Common	20,000	5/14/2009	$11,600
Chang, Chi-Tsung	Common	60,000	5/14/2009	$34,800
Lee,Fong-Pao	Common	300,000	5/14/2009	$174,000
Chang,Chang-Yu	Common	10,000	5/14/2009	$5,800
Chen,Wen-Ying	Common	10,000	5/14/2009	$5,800
Wang, Li-Yen	Common	50,000	5/14/2009	$29,000
Wang,Yun-Ting	Common	50,000	5/14/2009	$29,000
Lin,Chih Chung	Common	10,000	5/14/2009	$5,800
Yang,Chun	Common	6,200	5/14/2009	$3,596
Hsien-Kuei Liao	Common	10,000	5/14/2009	$5,800
Ching-Cherng Sun	Common	4,000	5/14/2009	$2,320
Hsiung, Pei-Wei	Common	26,000	5/14/2009	$15,080
Hsu, Ya-Ti	Common	20,000	5/14/2009	$11,600
Fang, Kuo-Sheng	Common	30,000	5/14/2009	$17,400
Li, Li-Ping	Common	20,000	5/14/2009	$11,600
Ma, Chiang	Common	30,000	5/14/2009	$17,400
Wu, An-Kang	Common	40,000	5/14/2009	$23,200
Lee, Chien-Chung	Common	16,600	5/14/2009	$9,628
Tao Jin	Common	17,500	5/15/2009	$17,500
Chou, Li Tao	Common	9,000	5/15/2009	$9,000
Ruey Pyng Shiau	Common	35,000	5/15/2009	$35,000
Xiao Ling Han	Common	4,000	5/15/2009	$4,000
Feng Wu	Common	1,000	5/15/2009	$1,000
Jingfeng Liu	Common	2,000	5/15/2009	$2,000

Guihe Liang		Common	5,000	5/15/2009	$5,000
Theresa Fang		Common	10,000	5/15/2009	$10,000
Jyi Sy Chiu		Common	5,000	5/15/2009	$5,000
Hsiuchuan Wu		Common	1,000	5/15/2009	$1,000
Yu Hou Ho		Common	5,000	5/15/2009	$5,000
Agnes C Lee		Common	12,000	5/15/2009	$12,000
Hsiu Chen Liu		Common	10,000	5/15/2009	$10,000
Yinghui C. Hsu		Common	50,000	5/15/2009	$50,000
Steve Ou		Common	80,000	5/15/2009	$80,000
Randy Wang		Common	20,000	5/15/2009	$20,000
	Total		19,448,890		$2,730,544

The transactions described above were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of securities; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchasers of each security were sophisticated and accredited investors; (iv) the offerings were not a "public offering" as defined in Section 4(2) due to the insubstantial numbers of persons involved in such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, each purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received securities bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that the securities would not be immediately redistributed into the market and therefore not be part of a "public offering").

**	This stock was issued for services. The services were valued at $0.001 per share.

Item 11. Description of Registrant’s Securities to be Registered.

(a)	Common Stock.

     The authorized capital stock of our Company consists of 450,000,000 shares of Common Stock, par value $0.001 per share, of which there are 67,448,890 issued and outstanding.

     All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Our stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available. In the event of liquidation, the holders of our Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. Our stockholders do not have cumulative or preemptive rights.

(b)	Preferred Stock.

     Our Certificate of Incorporation authorizes the issuance of up to 50,000,000 shares of Preferred Stock, par value $0.001 per share, with designations, rights and preferences including rights to dividend, liquidation, conversion, voting, or other rights determined from time to time by our Board of Directors, without shareholder approval. Up to this point in time, we have not designated or issued any shares of Preferred Stock.

     This description of certain matters relating to our securities is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10.

(c) Other Securities To Be Registered.

None

Item 12. Indemnification of Directors and Officers.

     Article XI of our By-Laws provides that we shall indemnify our officers, directors, employees and agents to the extent permitted by the Nevada Revised Statutes. The indemnification provided in the By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 78.138(7) of the Nevada Revised Statutes (the “NRS”) provides, with limited exceptions, that:

1. A director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act of failure to act in his capacity as a director or officer unless it is proven that:

(a)	His act or failure to act constituted a breach of his fiduciary duties as a director or officer; and
(b)	His breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Section 78.7502 of the NRS permits the Company to indemnify its directors and officers as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action suit or proceeding if he:

(a)	Is not liable pursuant to NRS 78.138; or
(b)	Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, or that with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)	Is not liable pursuant to NRS 78.138; or
(b)	Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the NRS provides for the authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses as follows:

1. Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)	By the stockholders;
(b)	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3. The indemnification pursuant to NRS 78.502 and advancement of expenses authorized in ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers, and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

Item 13. Financial Statements and Supplementary Data.

     The financial statement information, including the report of the independent registered public accounting firm, required by this Item 13 is attached as Exhibit 99.1 and is hereby incorporated into this Item 13 by reference.

Item 14. Changes in and Disagreements with Accountants and Financial Disclosure.

     At this time, we do not have any changes in and disagreements with accountants and financial disclosure to report.

Item 15.

Financial Statements and Exhibits.

(a) and (b)
INDEX TO EXHIBITS.

Exhibit
NumberDescription

2.1	Stock Purchase Agreement entered into between ColorStars, Inc. and Hsien-Chang Lu on March 20, 2009.
2.2	Stock Purchase Agreement entered into between ColorStars, Inc. and Tsui-Ling Lee on March 20, 2009.
2.3	Stock Purchase Agreement entered into between ColorStars, Inc. and Ya-Yun Cheng on March 20, 2009.
2.4	Stock Purchase Agreement entered into between ColorStars, Inc. and Wei-Rur Chen on March 20, 2009.
2.5	Stock Purchase Agreement entered into between ColorStars, Inc. and Ming-Chun Tung on August 5, 2009.
2.6	Stock Purchase Agreement entered into between ColorStars, Inc. and Ming-Fong Tung on August 5, 2009.
3.1	Articles of Incorporation.
3.2	By-Laws.
10.1	Employment Agreement entered into between ColorStars Group and Wei-Rur Chen on March 1, 2007.
10.2	Loan Agreement entered into between ColorStars, Inc. and Hua Nan Commercial Bank of Taiwan on August 25, 2009.
10.3	Loan Agreement entered into between ColorStars, Inc. and Hua Nan Commercial Bank of Taiwan on June 24, 2010.
10.4	Loan Agreement entered into between ColorStars, Inc. and Hua Nan Commercial Bank of Taiwan on January 29, 2010.
23.1	Auditor Consent. (1)
99.1	Financial Statements. (1)
(1) Filed with this Amendment No. ~~5~~6.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

COLORSTARS GROUP
(Registrant)

Date: ~~February~~	March 15, 2011	By: /s/ Wei-Rur Chen
President & CEO